As filed with the Securities and Exchange Commission on July 29, 2005
Registration No. 333-121948

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENCORP INC.
(Exact name of registrant as specified in its charter)

Ohio	34-0244000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California
95853-7012
(916) 355-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)	Mark A. Whitney
Vice President, Law;
Deputy General Counsel and Assistant Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012
(916) 355-4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With a copy to:
Jeffrey B. Grill, Esq.
William L. Horton, Jr., Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037
(202) 663-8000

      Approximate date the registrant proposes to begin selling securities to the public: From time to time after the effective date of this registration statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.     ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and neither we nor the selling securityholders are soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 29, 2005
PRELIMINARY PROSPECTUS
$146,400,000
GenCorp Inc.
2 1/4% Convertible Subordinated Debentures due 2024, and
the Common Stock Issuable Upon Conversion of the Debentures
      We sold $146,400,000 aggregate principal amount of our 2 1/4% Convertible Subordinated Debentures due 2024 in private transactions on November 23, 2004, December 6, 2004, December 9, 2004 and December 16, 2004. Selling securityholders may use this prospectus to resell from time to time their debentures and the shares of common stock issuable upon conversion of the debentures, including the rights attached to the common stock.
      The debentures bear interest at the rate of 2 1/4% per annum. Interest on the debentures accrues from November 23, 2004 and is payable semi-annually in arrears in cash on May 15 and November 15 of each year beginning May 15, 2005. The debentures will mature on November 15, 2024.
      The debentures are our unsecured, subordinated obligations and are subordinated to our existing and future senior debt, including our obligations under our senior credit facility and our 9 1/2% senior subordinated notes due 2013. The debentures effectively rank junior to our subsidiaries’ liabilities, including trade debt.
      Holders of the debentures may convert the debentures into cash and, if applicable, shares of our common stock at a conversion rate of 50.00 shares per $1,000 principal amount of debentures (representing a conversion price of $20.00 per share), as follows: (i) during any fiscal quarter commencing after November 30, 2004, if the closing sale price of our common stock exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (ii) subject to certain exceptions, during the five business days after any five consecutive trading-day period in which the trading price per $1,000 principal amount of the debentures for each day of such period is less than 95% of the product of our common stock price on that day multiplied by the conversion rate then in effect; (iii) if the debentures have been called for redemption and redemption has not yet occurred; (iv) upon the occurrence of specified corporate transactions; or (v) in connection with a transaction or event constituting a designated event. The conversion rate is subject to adjustment in certain circumstances. We may be required to pay a make-whole premium in shares of our common stock and accrued but unpaid interest if you convert your debentures in connection with certain specified designated events occurring on or prior to November 20, 2011.
      From November 20, 2011 to, but not including, November 15, 2014, we may redeem all or any part of the debentures for cash at 100% of the principal amount of the debentures, plus accrued and unpaid interest and liquidated damages, if any, if the closing sale price of our common stock exceeds 140% of the conversion price for at least 20 trading days in any 30 consecutive trading-day period, including the last day of the period. If we so redeem the debentures, we will make an additional payment in cash, shares or a combination thereof, at our option, equal to the present value of all remaining scheduled payments of interest on the debentures to be redeemed through November 15, 2014. On or after November 15, 2014, we may redeem all or any part of the debentures for cash at 100% of the principal amount of the debentures, plus accrued and unpaid interest and liquidated damages, if any, to but not including the redemption date.
      Holders of the debentures may require us to repurchase all or any part of the debentures for cash on November 20, 2011, November 15, 2014 and November 15, 2019, or at any time prior to maturity upon the occurrence of a designated event, at a repurchase price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest and liquidated damages, if any, plus, in certain circumstances described herein, the make-whole premium, if any, payable in our common stock.
      The debentures issued in the initial private placements are eligible for trading in the PORTAL System. The debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTAL System. We do not intend to list the debentures on any national securities exchange or automated quotation system.
      Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “GY.” On July 28, 2005, the last reported sale price of our common stock was $20.29.
       Investing in the debentures and the common stock issuable upon their conversion involves certain risks. See “Risk Factors” beginning on page 6.
      The securities offered hereby have not been approved or recommended by the Securities and Exchange Commission or any state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.
The date of this prospectus is                    , 2005

      This prospectus does not constitute an offer of, or an invitation to purchase, any of the debentures or the common stock issuable upon their conversion in any jurisdiction in which, or to any person to whom, such offer or invitation would be unlawful. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information that we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Neither the delivery of this prospectus nor any sale of the debentures shall, under any circumstances, create any implication that there has been no change in the affairs of GenCorp Inc. after the date of this prospectus.
FORWARD-LOOKING STATEMENTS
      This prospectus includes and incorporates by reference forward-looking statements. These statements present, without limitation, the expectations, beliefs, plans and objectives of management and assumptions underlying or judgments concerning matters discussed in the statements. The words “believe,” “estimate,” “anticipate,” “project” and “expect,” and similar expressions, are intended to identify forward-looking statements. Forward-looking statements involve certain risks, estimates, assumptions and uncertainties, including with respect to future sales and activity levels, cash flows, contract performance, the outcome of litigation and contingencies, environmental remediation and anticipated costs of capital.
      A variety of factors could cause our actual results or outcomes to differ materially from those expected and expressed in our forward-looking statements. Some important risk factors that could cause our actual results or outcomes to differ from those expressed in our forward-looking statements are described under the heading “Risk Factors” in this prospectus beginning on page 6, in our Annual Report on Form 10-K for the fiscal year ended November 30, 2004. Additional risks may be described from time to time in future filings with the Securities and Exchange Commission, or the SEC. All such risk factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, we file reports, proxy statements and other information relating to our business, financial condition and other matters with the SEC. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. Reports, proxy statements and other information filed by us can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

i

     The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. The address of such site is: http://www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We incorporate by reference the documents listed below that we have filed with the SEC (File No. 1-1520) and any filings that we make with the SEC on or after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering:

•	our Annual Report on Form 10-K for the fiscal year ended November 30, 2004 (File No. 1-1520);

•	our Annual Proxy Statement dated March 4, 2005;

•	our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2005 (File No. 1-1520);

•	our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2005 (File No. 1-1520);

•	our Current Reports on Form 8-K dated January 11, 2005 (File No. 1-1520); February 8, 2005 (File No. 1-1520); February 15, 2005 (File No. 1-1520); February 17, 2005 (File No. 1-1520); February 23, 2005 (File No. 1-1520); March 31, 2005 (File No. 1-1520); April 12, 2005 (File No. 1-1520); and July 12, 2005 (File No. 1-1520);

•	the description of our capital stock contained in our Registration Statement on Form 10 dated May 20, 1935, as amended by Amendment No. 1 on Form 8, dated March 29, 1989 (File No. 1-1520); and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A dated February 19, 1987 (File No. 1-1520).

      Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus.
      The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference.
      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents, or referred to in this prospectus. Requests should be directed to:

GenCorp Inc.
P.O. Box 537012
Sacramento, California 95853-7012
Attention: Deputy General Counsel
(916) 355-4000

Market And Industry Data
      Market and industry data and other statistical information and forecasts used in or incorporated by reference into this prospectus, including information relating to our relative position in the aerospace and defense and real estate industries, is based on independent industry and government publications, reports by market research firms or other published independent sources. Some of the data, statistical information and forecasts are also based on our good faith estimates, which are derived from management’s review of internal surveys, as well as other independent sources and publicly available information. However, such data are subject to change and cannot always be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

ii

PROSPECTUS SUMMARY
      This summary highlights selected information regarding our company. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the debentures. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including “Risk Factors,” the financial information included in or incorporated by reference into this prospectus and the documents to which we have referred.
      Our fiscal year ends on November 30 of each year. When we refer to a fiscal year, such as fiscal 2004, we are referring to the fiscal year ended on November 30 of that year.
Our Company
Overview
      We are a technology-based manufacturer operating primarily in the United States. Our continuing operations are organized into two segments:
      Aerospace and Defense — includes the operations of Aerojet-General Corporation, or Aerojet, which develops and manufactures propulsion systems for defense and space applications, armament systems for precision tactical weapon systems and munitions applications. We are one of the largest providers of both liquid and solid propulsion systems in the United States. Primary customers served include major prime contractors to the United States (U.S.) government, the Department of Defense (DoD), and the National Aeronautics and Space Administration (NASA).
      Real Estate — includes activities related to the development, sale and leasing of our real estate assets. Through our Aerojet subsidiary, we own approximately 12,600 acres of land adjacent to U.S. Highway 50 between Rancho Cordova and Folsom, California just east of Sacramento, which we refer to as the Sacramento Land. We are currently in the process of seeking zoning changes and other governmental approvals to allow the development of a portion of the Sacramento Land to optimize its value. We have filed applications with governmental and regulatory authorities for approvals necessary to develop over 5,800 acres of the Sacramento Land.
      For more information about our two business segments, see our Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

      Our principal executive offices are located at Highway 50 and Aerojet Road, Rancho Cordova, California 95670. Our mailing address is P.O. Box 537012, Sacramento, California 95853-7012, and our telephone number is (916) 355-4000. We maintain a website at www.gencorp.com; however, the information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and in the documents incorporated by reference into this prospectus when making a decision as to whether or not to invest in the debentures.
The Debentures
      The summary below describes the principal terms of the debentures. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Debentures” section of this prospectus contains a more detailed description of the terms and conditions of the debentures.

Title	2 1/4% Convertible Subordinated Debentures due 2024.

Maturity Date	November 15, 2024, unless earlier redeemed, repurchased or converted.

Interest	2 1/4% per annum on the principal amount, accruing from November 23, 2004, payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2005.

Subordination	The debentures are our unsecured, subordinated obligations and the payment of the principal of and interest on the debentures are subordinated in right of payment to the prior payment in full of our existing and future senior indebtedness (including obligations under our senior credit facility and 9 1/2% notes). The debentures rank equal in right of payment with our existing and future subordinated indebtedness, including our outstanding 5 3/4% notes and 4% notes. The debentures are effectively subordinated to our secured indebtedness (including obligations under our senior credit facility) to the extent of the underlying collateral. Our senior credit facility and our 9 1/2% notes are guaranteed by all of our material domestic subsidiaries. The debentures are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, including trade payables of and guarantees by our subsidiaries.

Conversion	Holders may convert the debentures into cash and, if applicable, shares of our common stock at a conversion rate of 50.00 shares of our common stock per $1,000 principal amount of debentures (representing a conversion price of approximately $20.00 per share), subject to adjustment, prior to the close of business on the business day preceding the final maturity date only under the following circumstances:

• during any fiscal quarter commencing after November 30, 2004, and only during such fiscal quarter, if the closing sale price of our common stock exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; or

• during the five business days after any five consecutive trading-day period (the “measurement period”) in which the trading price per $1,000 principal amount of debentures for each day of such measurement period was less than 95% of the product of the closing sale price of our common stock and the conversion rate then in effect; provided, however, you may not convert your debentures in reliance on this provision if on any day during such measurement period the closing sale price of our common stock was between 100% and 130% of the then-current conversion price of the debentures; or

• if the debentures have been called for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of the Debentures — Conversion of Debentures — Conversion Upon Specified Corporate Transactions;” or

• in connection with a transaction or event constituting a designated event as described under “Description of the Debentures — Conversion of Debentures — Conversion in Connection with a Designated Event.”

Subject to certain exceptions described in “Description of the Debentures,” at the time debentures are tendered for conversion, the value (the “conversion value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the debentures will be determined by multiplying the applicable conversion rate by the ten-day average closing sale price of our common stock. We will deliver the conversion value to holders as follows: (1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the debentures to be converted and (b) the aggregate principal amount of the debentures to be converted, and (2) if the aggregate conversion value of the debentures to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”). The number of net shares to be paid will be determined by dividing the net share amount by the ten-day average closing sale price. We will pay the principal return and deliver the net shares, if any, as promptly as practicable after determination of the net share amount.

Delivery of the principal return, net shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the principal amount of the debentures and accrued interest payable on the debentures. Accrued interest will be deemed paid in full rather than cancelled, extinguished or forfeited, except as described below. We will not adjust the conversion price or the conversion rate to account for accrued interest.

In addition, if certain designated events occur on or prior to November 20, 2011, holders will also receive the make-whole premium payable in shares of our common stock (or certain other consideration) and accrued and unpaid interest. See “Description of the Debentures — Determination of the Make-Whole Premium.”

Provisional Redemption Period	Before November 20, 2011, the debentures are not subject to redemption. We may redeem all or part of the debentures at any time on or after November 20, 2011 and prior to November 15, 2014 for cash at a redemption price equal to 100% of the principal amount of the debentures, plus any accrued and unpaid interest, including liquidated damages, if any, if the closing sale price of our common stock exceeds 140% of the conversion price for at least 20 trading days in any 30 consecutive trading-day period, including the last day of the period. If we so redeem the debentures, we will make an additional payment in cash, shares of our common stock or a combination thereof, at our option, equal to the present value of all remaining scheduled payments of interest on the debentures to be redeemed through November 15, 2014.

Optional Redemption Period	On or after November 15, 2014, we may redeem all or part of the debentures for cash at 100% of the principal amount of the debentures, plus any accrued and unpaid interest, including liquidated damages, if any, to but not including the redemption date.

Repurchase at the Option of the Holder	Holders may require us to repurchase all or any portion of their debentures for cash on November 20, 2011, November 15, 2014 and November 15, 2019 at a repurchase price equal to 100% of the principal amount of the debentures to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the repurchase date.

Repurchase at Option of Holder upon a Designated Event	Upon a transaction or event constituting a designated event, you may require us to repurchase for cash all or part of your debentures at a purchase price equal to 100% of their principal amount, plus accrued but unpaid interest and liquidated damages, if any, plus, in certain circumstances, the make-whole premium, if any, payable in our common stock.

Make-Whole Premium upon Certain Designated Events	If certain designated events (as specified under “Description of the Debentures — Determination of the Make-Whole Premium”) occur on or prior to November 20, 2011, we will pay a make-whole premium on debentures converted in connection with, or tendered for repurchase upon, the designated event. The make-whole premium will be payable in our common stock (or the consideration into which our common stock has been exchanged) on the repurchase date for the debentures after the designated event, both for debentures tendered for repurchase and for debentures converted in connection with the designated event.

The amount of the make-whole premium, if any, will be based on our stock price and the effective date of the designated event. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and designated event effective dates is set forth under “Description of the Debentures — Determination of the Make-Whole Premium.” No make-whole premium will be paid if the stock price is less than $16.00 or greater than $100.00 (subject to adjustment).

Events of Default	If there is an event of default with respect to the debentures, an amount equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest and liquidated damages, if any, may be declared immediately due and payable. These amounts automatically become due and payable in some circumstances. The following are events of default with respect to the debentures:

• default in payment of principal of the debentures when due at maturity, or upon any redemption or repurchase;

• default for 30 days in any payment of any interest and liquidated damages, if any, due and payable to the debentures;

• default in our obligations to satisfy our conversion obligation upon exercise of a holder’s conversion right if such default is not cured within 10 days;

• failure by us to provide notice to the holders of the debentures of the occurrence of a designated event on a timely basis;

• our indebtedness or indebtedness of our significant subsidiaries is not paid after the final maturity of such indebtedness, and any applicable grace period, or is accelerated and the total amount of such indebtedness unpaid or accelerated exceeds $10 million;

• default in the performance by us of any of the other covenants in respect of the debentures for 60 days after written notice to us; and

• certain events of bankruptcy, insolvency and reorganization involving us or any of our significant subsidiaries.

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the debentures or the common stock issuable upon conversion.

NYSE and Chicago Stock Exchange Symbol for Common Stock	“GY”

Trading	The debentures sold in the initial private placements are eligible for trading in the PORTAL system. The debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the debentures on any national securities exchange or automated quotation system. Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “GY.”
Risk Factors
      You should carefully consider the information set forth in the section of this prospectus entitled “Risk Factors,” beginning on page 6, as well as the other information included in or incorporated by reference into this prospectus before deciding whether to invest in the debentures.
Ratio of Earnings to Fixed Charges
      The following table shows our historical ratio of earnings to fixed charges for the six months ended May 31, 2005 and for each of the five most recent fiscal years. All ratios give effect to the classification of our GDX Automotive business and our Fine Chemicals business as discontinued operations.

Historical

Year Ended November 30,								Six Months Ended May 31,

2000	2001		2002		2003		2004	2005

5.8x	9.6	x	2.5	x	1.4	x	*	*

*	For fiscal 2004 and the six months ended May 31, 2005, our earnings were insufficient to cover fixed charges by $57 million and $24 million, respectively.
A pro forma ratio of earnings to fixed charges has not been presented as our earnings were insufficient to cover fixed charges for fiscal 2004. For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consists of interest expense, including amortization of debt issuance costs. Effective December 1, 2001, we ceased recording goodwill amortization expense as required by SFAS No. 142. The ratios shown for the years ended November 30, 2000 through 2001 include goodwill amortization expense.

RISK FACTORS
      An investment in the debentures represents a high degree of risk. There are a number of factors associated with our business, including those specified below, which could affect your decision whether to invest in the debentures or the common stock issued upon conversion of the debentures. The following discussion describes the material risks currently known to us. You should carefully consider the risks described below together with the other information contained in, or incorporated by reference into, this prospectus, including the risks described in our Annual Report on Form 10-K for the fiscal year ended November 30, 2004 and any subsequent filings with the SEC, before making a decision to invest in the debentures.
Risks Related to the Debentures

Your right to receive payments on the debentures is subject to the prior claims of holders of our senior indebtedness, including our senior credit facility and 9 1/2% notes.
      The debentures are our general unsecured subordinated obligations. Accordingly, the payment of principal, premium, if any, and interest on the debentures by us are junior in right of payment to all of our existing and future senior indebtedness, including indebtedness under our senior credit facility and our outstanding 9 1/2% notes. As a result, in the event of our insolvency, liquidation or other reorganization, all senior indebtedness must be paid in full before any amounts owed under the debentures may be paid.
      Moreover, we may not pay any amount owed under the debentures, or repurchase, redeem or otherwise retire the debentures, if any payment default on our senior indebtedness occurs, unless the default has been cured or waived, the senior indebtedness is repaid in full or the holders of the senior indebtedness consent to the payment. In addition, if any other default exists with respect to senior indebtedness and specified other conditions are satisfied, at the option of the holders of that senior indebtedness, we may be prohibited from making payments on the debentures for a designated period of time. For additional information on the subordination terms applicable to the debentures, see “Description of the Debentures — Subordination of the Debentures.”

Your right to receive payments on the debentures in the event of a bankruptcy, insolvency or similar proceeding involving us will be effectively subordinated to all of our secured indebtedness.
      The debentures are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. For example, our obligations under our senior credit facility are secured by all of the capital stock of our material domestic subsidiaries and 65% of the stock of certain of our foreign subsidiaries to the extent owned by us and our subsidiaries and by substantially all of our and our material domestic subsidiaries’ tangible and intangible personal property. In the event that we are not able to repay amounts due under the senior credit facility, the lenders could proceed against the assets securing that indebtedness. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under the senior credit facility before any proceeds would be available to make payments on our other indebtedness, including the debentures. The value of this collateral may not be sufficient to repay the lenders under the senior credit facility and the holders of all our other indebtedness. In that event, holders of the debentures would receive less than our secured creditors, or they could receive no payment at all.

The debentures will not be guaranteed by any of our subsidiaries, and creditors of these subsidiaries will therefore be paid from the assets of those subsidiaries before holders of the debentures will have any claim to those assets.
      The debentures are not guaranteed by any of our subsidiaries or by entities in which we hold a minority interest or share control. As a result, the debentures are effectively subordinated to all indebtedness and other liabilities of our subsidiaries and other entities, including trade payables of and guarantees by these subsidiaries and other entities. Our senior credit facility and our outstanding 9 1/2% notes are guaranteed by our material domestic subsidiaries.

We may incur more indebtedness, which could exacerbate the risks described above that we now face as a result of our leverage.
      Even though we are highly leveraged, the terms of the debentures do not prohibit us or our subsidiaries from incurring substantial additional indebtedness in the future. Although some of the agreements governing our outstanding indebtedness restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional indebtedness, the risks that we and they now face as a result of our high leverage could increase.

We may not be able to pay the cash principal return upon conversion of the debentures.
      Our senior credit facility and the indenture governing our 9 1/2% notes (which we refer to collectively as our “senior debt agreements”) contain covenants that limit our ability to pay cash to the holders of the debentures upon conversion of the debentures. Upon conversion of the debentures, we are obligated to pay the holders of the debentures an amount in cash equal to the lesser of the principal amount of the debentures being converted and the value of the shares into which the debentures are convertible, based on a ten-day average of our closing stock price. Such a payment would constitute a “restricted payment” under the terms of our senior debt agreements. Each of our senior debt agreements limits our restricted payments to calculated amounts, which are referred to as “baskets,” and these baskets may be reduced by other restricted payments we make in the future, including payments associated with investments. As a result, the amount that may be available under these baskets at the time we are required to convert any of the debentures may be substantially less than the amount required to satisfy our obligations under the debentures.
      Under the terms of our 9 1/2% notes, if we are unable to make required payments on conversion as a result of any limitations imposed on our restricted payments, we would have to satisfy our obligations under the indenture by refinancing the applicable debentures within the limitation imposed by the indenture governing our 9 1/2% notes. Generally, in order to refinance the debentures we would have to raise funds through the issuance of equity securities or other subordinated debt. Our senior credit facility contains similar provisions. Our ability to raise such financing will depend on prevailing market conditions and other factors, some of which are beyond our control. Further, we may not be able to raise such financing within the period required to satisfy our obligation to make timely payment upon any conversion.
      If we were unable to make a required payment due to restrictions imposed by our senior debt agreements, that non-payment would constitute a default under the indenture governing the debentures. In that event, we would need to obtain a waiver or amend, or otherwise terminate or repay, our senior credit facility and/or our 9 1/2% notes to allow us to make the required cash payments to holders of the debentures. There can be no assurance that we will be able to obtain a waiver or amendment, or that any other credit facilities we may enter into or debt instruments we may issue in the future will not have similar or more restrictive limitations than those contained in our existing indebtedness. In addition, a default under our senior debt agreements or the indenture governing the debentures could lead to a default under other existing and future agreements governing our indebtedness.

We may not be able to repurchase the debentures at the option of the holder or upon a designated event, which may increase your credit risk.
      On November 20, 2011, November 15, 2014 and November 15, 2019, holders of the debentures have the right to require us to repurchase all or any portion of their debentures at 100% of their principal amount plus accrued and unpaid interest, including liquidated damages, if any, up to but not including the date of repurchase, payable in cash. Upon the occurrence of a designated event, we will be required to make an offer to purchase all outstanding debentures at 100% of their principal amount plus accrued and unpaid interest, including liquidated damages, if any, up to, but not including, the date of repurchase, payable in cash (and, in the case of a repurchase upon the occurrence of certain designated events, we will also pay a make-whole premium in shares of our common stock as part of the repurchase price). We may not have enough available cash or be able to obtain third-party financing to satisfy these obligations at the time we are required to make repurchases of tendered debentures. Additionally, the repurchase of any debentures would constitute a

“restricted payment” under our senior credit facility and the indenture governing our 9 1/2% notes and any such repurchase could be restricted under those agreements. Our failure to repurchase tendered debentures at a time when the repurchase is required by the indenture would constitute an event of default.
      In addition, a default under the indenture governing the debentures or the designated event itself could lead to a default under other existing and future agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the debentures.

The terms of our convertible debt obligations may reduce the cash available to repurchase or redeem the debentures.
      Our 5 3/4% notes mature in April 2007 and holders of those notes may require us to repurchase their notes in cash in certain circumstances upon the occurrence of a change of control. Our 4% notes mature in January 2024 and holders of those notes may require us to repurchase their notes in cash on January 16, 2010, 2014 and 2019 and in certain circumstances upon the occurrence of a change of control. To the extent we repurchase or redeem any of these securities, our inability to obtain additional cash either through the issuance of new debt securities or through other financings could adversely affect our cash balances and our business, and could impact our ability to repurchase or redeem the debentures offered hereby.

The definition of designated events for purposes of the indenture does not necessarily afford protection for the holders of the debentures in the event of some types of highly leveraged transactions.
      We may enter into some types of highly leveraged transactions, including acquisitions, mergers, refinancings, restructurings or other recapitalizations, that would not fall within the definition of a designated event for purposes of the indenture governing the debentures, although these types of transactions could increase our indebtedness or otherwise affect our capital structure or credit ratings and the holders of the debentures. The definition of designated events for purposes of the indenture governing the debentures also includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition under applicable law. Accordingly, our obligation to make an offer to purchase the debentures, and the ability of a holder of debentures to require us to repurchase its debentures pursuant to the offer as a result of a highly leveraged transaction or a sale, lease, transfer, conveyance or other disposition of less than all of our assets, taken as a whole, may be uncertain.

The make-whole premium on the debentures converted in connection with, or tendered for repurchase upon, certain designated events may not adequately compensate the holder for the lost option time value of the debentures.
      If certain designated events occur on or prior to November 20, 2011, holders of debentures will be entitled to a make-whole premium in respect of debentures converted in connection with, or tendered for repurchase upon, such designated event. The amount of the make-whole premium will be determined based on the date on which such designated event becomes effective and the price paid per share of our common stock in the transaction constituting the designated event, as described under “Description of the Debentures — Determination of the Make-Whole Premium.” While the make-whole premium is designed to compensate the holder of debentures for the lost option time value of the debentures as a result of such designated event, the amount of the make-whole premium is only an approximation of the lost value and may not adequately compensate the holder for such loss. In addition, if the price paid per share of our common stock in the transaction constituting the designated event is less than $16.00 or more than $100.00, subject to adjustment, no make-whole premium entitlement will arise.

There is no established trading market for the debentures.
      The debentures are a new issue of securities for which there is no established trading market. Although the debentures issued in the initial private placements are eligible for trading in the PORTAL market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. We do not intend to apply for listing of the debentures on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, a final, active trading market for the debentures may not develop. If a final, active trading market does not develop or is not maintained, the market price and liquidity of the debentures may be adversely affected.
      We cannot assure you that you will be able to sell your debentures at a particular time or that you will be able to sell your debentures or the common stock at a favorable price. Future trading prices of the debentures and the common stock will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to have a resale registration statement covering the debentures and the common stock issuable upon conversion of the debentures declared effective by the SEC;

•	the interest of securities dealers in making a market in these securities; and

•	the market for similar securities.
      Historically, the markets for non-investment grade debt securities, such as the debentures, have been subject to disruptions that have caused volatility in prices. It is possible that the markets for the debentures and our common stock will be subject to disruptions. Any such disruptions may have a negative effect on you as a holder of the debentures or the common stock issuable upon conversion of the debentures, regardless of our prospects and financial performance.
      The initial purchasers have advised us that they intend to make a market in the debentures, but they are not obligated to do so. Any initial purchaser may also discontinue market making activities at any time, in its sole discretion, which could further negatively impact your ability to sell the debentures or the prevailing market price at the time you choose to sell.
Risks Related to Our Common Stock

Volatility in the market price of our common stock could result in a lower trading price than your conversion or purchase price.
      The market price of our common stock has historically fluctuated over a wide range. In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock may continue to fluctuate in the future and may be affected adversely by factors such as actual or anticipated fluctuations in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions, rumors and other factors. Negative fluctuations in the market price of our common stock could adversely impact the trading price of the debentures.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the debentures.
      We may, in the future, sell additional shares of our common stock to raise capital or to finance future acquisitions. We also have a substantial number of shares of our common stock reserved for issuance pursuant to stock options and upon conversion of the debentures and our outstanding 5 3/4% notes and 4% notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance of substantial amounts of common stock, or the perception that such issuances may occur, could adversely affect the market price for our common stock and/or the trading price for the debentures.

Various agreements and laws could delay or prevent a change in control that you may favor.
      The terms of some of the anti-takeover provisions in our amended articles of incorporation and amended code of regulations, our shareholder rights plan and provisions of Ohio corporate law could delay or prevent a change in control that you may favor or may impede the ability of the holders of our common stock to change our management.
      In particular, the provisions of our amended articles of incorporation and amended code of regulations, among other things:

•	require a majority vote of the holders of cumulative preference stock to approve certain transactions;

•	divide our Board of Directors into three classes, with members of each class to be elected for staggered three-year terms;

•	limit the right of shareholders to remove directors, fill vacancies and increase or reduce the number of directors;

•	regulate how shareholders may present proposals or nominate directors for election at shareholders’ meetings; and

•	authorize our Board of Directors to issue cumulative preference stock in one or more series, without shareholder approval.
      Our shareholder rights plan also makes an acquisition of a controlling interest in us in a transaction not approved by our Board of Directors more difficult.
      Additionally, Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition,” as defined in the Ohio General Corporation Law. Assuming compliance with the prescribed notice and information filings, a proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of the voting power of GenCorp Inc. represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the “interested shares,” as defined in the Ohio General Corporation Law.
USE OF PROCEEDS
      All sales of the debentures or common stock issuable upon conversion of the notes will be by or for the account of the selling securityholders listed in this prospectus or any prospectus supplement. We will not receive any proceeds from the sale by any selling securityholder of the debentures or the common stock issuable upon conversion of the debentures.
DESCRIPTION OF THE DEBENTURES
      The debentures were issued under an indenture between us and The Bank of New York Trust Company, N.A., as trustee. The following description is only a summary of the material provisions of the indenture and the debentures. We urge you to read the indenture, the debentures and the registration rights agreement for all of the provisions that may be important to you. You may request copies of these documents by writing to us at the address shown under the caption “Incorporation of Certain Documents by Reference.” For purposes of this section, references to “we,” “us,” “our” and “GenCorp” include only GenCorp Inc. and not its subsidiaries.
General
      We issued the debentures having a principal amount of $146,400,000 in private transactions on November 23, 2004, December 6, 2004, December 9, 2004 and December 16, 2004. The debentures will mature on November 15, 2024 unless earlier converted, redeemed or repurchased. The debentures are issued only in denominations of $1,000 and multiples of $1,000. The debentures are convertible into cash and common stock as described under “— Conversion of Debentures.” We use the term “debenture” in this prospectus to refer to each $1,000 principal amount of debentures.

      The debentures are our unsecured, subordinated obligations. The payment of the principal of, premium, if any, and interest on the debentures are subordinated in right of payment to the prior payment in full of our existing and future senior indebtedness, including our obligations under the Credit Agreement (as defined below) and our 9 1/2% Senior Subordinated Notes due 2013 (the “Senior Subordinated Notes”), as described under “— Subordination of the Debentures” below. The debentures will rank equal in right of payment with our existing and future subordinated indebtedness, including our outstanding 5 3/4% Convertible Subordinated Notes due 2007 and 4% Contingent Convertible Subordinated Notes due 2024. The debentures are effectively subordinated to our secured indebtedness (including obligations under the Credit Agreement) to the extent of the underlying collateral. Our obligations under the Credit Agreement and our Senior Subordinated Notes are guaranteed by all of our material domestic subsidiaries.
      We are a holding company with no assets other than our ownership interests in our various subsidiaries. We conduct all of our operations through those subsidiaries. As a result, we are completely dependent upon the operations and cash flows of our subsidiaries to meet our obligations, including our debt service obligations with respect to the debentures. Our subsidiaries will have no obligation to pay any amounts due on the debentures or to make any funds available to us for payment of the debentures upon maturity or upon a redemption or repurchase of the debentures as described below.
      Claims of creditors of our subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of our creditors, including holders of the debentures.
      Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.
      We may redeem the debentures at our option during the periods and subject to the conditions described below under “— Optional Redemption by GenCorp.” You may require us to repurchase your debentures on the dates specified under “— Repurchase at Option of the Holder.” You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of GenCorp except to the extent described below under “— Designated Event” and “— Repurchase at Option of the Holder Upon a Designated Event.”
      The debentures bear interest at a rate of 2 1/4% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from November 23, 2004, or from the most recent date to which interest has been paid or duly provided for. We will pay interest semi-annually in arrears on May 15 and November 15, beginning on May 15, 2005, to holders of record at the close of business on the preceding May 1 and November 1, respectively.
      If any date for the payment of interest or liquidated damages, if any, is not a business day, then the applicable payment will be made on the next succeeding day that is a business day and without any interest or other payment in respect of the delay. If any redemption date, repurchase date or maturity date is not a business day, then the payment of principal and accrued interest and liquidated damages, if any, will be made on the next succeeding day that is a business day and without any interest or other payment in respect of the delay.
      An office is maintained in the Borough of Manhattan, New York City, where we will pay the principal and premium, if any, on the debentures and you may present the debentures for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the debenture register. However, payments to DTC will be made by wire transfer of immediately available funds to the account of DTC or its nominee.
      The debentures are not subject to a sinking fund provision and will not be subject to defeasance or covenant defeasance under the indenture.

Conversion of Debentures
      Subject to the conditions and during the periods described below, holders may convert any of their debentures, in whole or in part, into cash and, if applicable, shares of our common stock prior to the close of business on the business day immediately preceding the final maturity date of the debentures, initially at a conversion rate of 50.00 shares of common stock per $1,000 principal amount of debentures, subject to adjustment as described below, which is based upon an initial conversion price of approximately $20.00 per share. The conversion rate and the corresponding conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. If a holder converts debentures on any date when we are required to pay liquidated damages, the applicable conversion rate shall be multiplied by 103%. A holder may convert debentures in part so long as such part is $1,000 principal amount or a multiple of $1,000.
      Subject to the exceptions described in the preceding paragraph and under “— Conversion in Connection with a Designated Event,” once the debentures are tendered for conversion, the value (the “conversion value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the debentures will be determined by multiplying the applicable conversion rate by the ten-day average closing sale price of our common stock. The “ten-day average closing sale price” will be the average of the closing sale prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the debentures are submitted for conversion.
      Subject to the exceptions described under “— Conversion in Connection with a Designated Event,” we will deliver the conversion value to holders as follows:

(1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the debentures to be converted and (b) the aggregate principal amount of the debentures to be converted;

(2) if the aggregate conversion value of the debentures to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”); and

(3) an amount in cash in lieu of any fractional shares of common stock.
      The number of net shares to be paid will be determined by dividing the net share amount by the ten-day average closing sale price. The conversion value, principal return, net share amount and the number of net shares will be determined by us at the end of the ten consecutive trading-day period beginning on the second trading day following the day the debentures are tendered for conversion (the “determination date”). We will pay the principal return and cash in lieu of fractional shares and deliver the net shares, if any, as promptly as practicable after the determination date, but in no event later than four business days thereafter.
      Notwithstanding the foregoing paragraphs, if an event of bankruptcy involving us has occurred and is continuing, in lieu of delivering the principal return in cash and any net share amount in shares of common stock, we may elect to deliver the conversion value to holders in cash, shares of common stock or a combination of cash and shares of common stock. In such event, we will inform the holders of our election through the trustee no later than two business days following the day the debentures are tendered for conversion. If we elect to satisfy part or all of our conversion obligation in cash, such cash amount will be calculated based on the ten-day average closing sale price of our common stock.

Conversion Procedures
      To convert debentures into common stock, a holder must do the following:

•	complete and manually sign the conversion notice on the back of the debenture or a facsimile of the conversion notice and deliver such notice to the conversion agent;

•	surrender the debenture to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.
      The date a holder complies with these requirements is the conversion date under the indenture. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. If a holder’s interest is a beneficial interest in a global debenture, in order to convert, such holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global debenture. We will deliver, or cause to be delivered, to you the cash representing the principal return and any shares of our common stock (including any cash in lieu of fractional shares) into which the debentures are converted as soon as practicable on or after the conversion date.
      If we call debentures for redemption, a holder may convert its debentures until the close of business on the business day prior to the redemption date, unless we fail to pay the redemption price. If a holder has delivered a notice informing us of its exercise of its repurchase rights, as described below under “— Repurchase at Option of the Holder” or “— Repurchase at Option of the Holder Upon a Designated Event” with respect to a debenture, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.
      We will not issue fractional common shares upon conversion of debentures. Instead, we will pay cash in lieu of fractional shares based on the ten-day average closing sale price of our common stock. Our delivery to the holder of cash representing the principal return and any full number of shares of our common stock (including any cash in lieu of fractional shares) into which a debenture is convertible will be deemed to satisfy our obligation to pay the principal amount of the debenture and accrued but unpaid interest and liquidated damages, if any, attributable to the period from the most recent interest payment date to the conversion date, except as described below. As a result, accrued but unpaid interest and liquidated damages, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited, except as described under “— Conversion in Connection with a Designated Event.” For a discussion of your tax treatment upon receipt of our common stock upon conversion, see “Certain United States Federal Income Tax Considerations.”
      Notwithstanding the preceding paragraph, if debentures are converted after a record date but prior to the next interest payment date, holders of such debentures at the close of business on the record date will receive the interest payable on such debentures on the corresponding interest payment date notwithstanding the conversion. Such debentures, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the debentures so converted; provided that no such interest payment need be made (1) if we have specified a redemption date that is after a record date but prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is after a record date but prior to the next interest payment date, or (3) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such debenture.
      We may not be able to pay the principal return in cash upon conversion of the debentures. As described under “Risk Factors — Risks Related to the Debentures — We may not be able to pay the cash principal return upon conversion of the debentures,” our existing Credit Agreement and Senior Subordinated Notes contain, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions limiting our ability to pay cash to holders upon conversion of the debentures. If you convert the debentures at a time when we are prohibited from paying cash to satisfy our conversion obligation, we may, consistent with the terms of our other indebtedness, seek to finance such payment through a sale for cash of our common stock, other qualified capital stock or subordinated debt that qualifies as refinancing debt. If we are unable to raise such financing, we could seek the consent of our lenders or noteholders to satisfy our conversion obligation; however, if we do not obtain consent, we would not be permitted to satisfy our conversion obligation. Our failure to satisfy our conversion obligation would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

      If we are unable to pay the principal return in cash upon conversion by a holder of its debentures, we shall so inform such holder and concurrently notify the holders of all outstanding debentures through the trustee. In such event, such holder may elect to revoke its conversion notice by delivering a written notice of revocation to us.
      Upon determination that holders of debentures are or will be entitled to convert their debentures in accordance with the following provisions, we will promptly notify the holders of debentures and post this information on our website or otherwise publicly disclose this information. Holders may surrender their debentures for conversion into cash and shares of our common stock only under the following circumstances:

Conversion Upon Satisfaction of Market Price Condition
      A holder may surrender any of its debentures for conversion during any fiscal quarter (but only during such fiscal quarter) commencing after November 30, 2004 if the closing sale price of our common stock exceeds 130% of the applicable conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter.
      The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions reported on the New York Stock Exchange or, if the common stock is not listed on the New York Stock Exchange, on the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or, if neither, by the National Quotation Bureau Incorporated. In the absence of such a quotation, the closing sale price will be determined in good faith by a member firm of the New York Stock Exchange selected by us.
      The “conversion price” as of any day will equal $1,000 divided by the conversion rate.

Conversion Upon Satisfaction of Trading Price Condition
      A holder may surrender any of its debentures for conversion prior to maturity during the five business days immediately following any five consecutive trading-day period (the “measurement period”) in which the trading price per $1,000 principal amount of debentures (as determined following a request by a holder of the debentures in accordance with the procedures described below) for each day of such measurement period was less than 95% of the product of the closing sale price of our common stock and the conversion rate then in effect; provided, however, you may not convert your debentures in reliance on this provision if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 130% of the then-current conversion price of the debentures.
      The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of debentures obtained by the trustee for $2,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of the debentures will be deemed to be less than 95% of the product of the closing sale price of our common stock and the conversion rate.
      The trustee shall have no obligation to determine the trading price of the debentures unless we have requested such determination, and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of the debentures would be less than 95% of the product of the closing sale price of our common stock and the conversion rate. If you provide us with such evidence, we shall instruct the trustee to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the closing sale price of our common stock and the conversion rate.

Conversion Upon Notice of Redemption
      If we call debentures for redemption, holders may convert the debentures until the close of business on the business day immediately preceding the redemption date, after which time the right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions
      If we elect to:

•	distribute to all holders of our common stock rights, warrants or options to purchase our common stock for a period expiring within 60 days of the record date for such distribution at a price less than the average of the closing sale prices of our common stock for the 10 trading days immediately preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;
we must notify the holders of debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place, even if the debentures are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise will participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

Conversion in Connection with a Designated Event
      We must give notice to all record holders and to the trustee at least 10 trading days prior to the anticipated effective date of a “designated event,” as defined below under “Designated Event.” We must also give notice to all record holders and to the trustee that a designated event has become effective within the five trading-day period after the date the designated event becomes effective. You may surrender your debentures for conversion at any time during the period from the opening of business on the date we give notice of the anticipated effective date of a designated event to the close of business on the 10th trading day from and including the date of our notice (the “effective date notice”) that a designated event has become effective.
      If you convert your debentures in connection with a designated event, you will receive:

•	cash representing the principal return and any net share amount in (i) shares of our common stock (if you surrender your debentures for conversion prior to the record date for receiving distributions in connection with the designated event or, if earlier, the effective time of the designated event) or (ii) the kind and amount of cash, securities and other assets or property that you would have received if you had held the number of shares of our common stock, equal to the net share amount issuable upon conversion of your debentures immediately prior to the transaction (if you surrender your debentures for conversion after such record date or effective time, as the case may be); plus

•	accrued but unpaid cash interest, including liquidated damages, if any, to but excluding the conversion date, which interest and damages will be payable in cash; plus

•	if the designated event occurs on or prior to November 20, 2011 and is (i) an event described in clause (1) or (2) of the definition of “fundamental change” or (ii) a termination of trading, then in each case you will also receive the make-whole premium, if any, which will be in an amount determined as set forth above under “Determination of the Make-Whole Premium” and which will be payable in shares of our common stock (or certain other consideration) on the repurchase date for the debentures after the designated event described under “— Repurchase at Option of the Holder Upon a Designated Event.” The terms “fundamental change” and “termination of trading” are defined below under “Designated Event.”

      In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until and including the date that is 15 days after the actual date of such transaction (or, if such merger, consolidation or share exchange also constitutes a designated event, until the corresponding designated event repurchase date). If we are a party to a consolidation, merger, binding share exchange or sale or transfer of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to receive any net share amount in shares of our common stock upon conversion of a debenture will be changed into a right to receive any net share amount in the kind and amount of cash, securities and other property that you would have received if you had converted your debentures immediately prior to the transaction. If the transaction also constitutes a designated event, you can require us to repurchase all or a portion of your debentures as described under “— Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Rate Adjustments
      The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment or issuance of common stock as a dividend or distribution on our common stock;

(2) the issuance to all holders of common stock of rights, warrants or options to purchase our common stock for a period expiring within 60 days of the record date for such distribution at a price less than the average of the closing sale prices for the 10 trading days preceding the declaration date for such distribution;

(3) subdivisions, splits or combinations of our common stock;

(4) distributions by us to all holders of our common stock of shares of our capital stock, evidences of indebtedness, property or assets, including rights, warrants, options and other securities but excluding dividends or distributions covered by clause (1) or (2) above or any dividend or distribution paid exclusively in cash;

In the event that we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other principal national or regional exchange or market on which the securities are then listed or quoted or in the absence of such a quotation, a closing sale price determined by us on a basis we consider appropriate;

(5) the payment of cash as a dividend or distribution on our common stock, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up (provided that in no event will the conversion rate exceed 61.2745, which we refer to as the “maximum conversion rate,” as a result of an adjustment pursuant to this clause (5), provided further that the maximum conversion rate is subject to adjustment in accordance with clauses (1) through (4) and clause (6) hereof); or

(6) we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

      If the rights provided for in our shareholder rights agreement have separated from our common stock in accordance with the provisions of the rights agreement so that the holders of the debentures would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of the debentures, the conversion price will be adjusted as provided in clause (4) above, subject to readjustment in the event of expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the debentures, the holder will receive, in addition to cash and shares of our common stock issuable upon such conversion, the rights that would have attached to such total number of shares of our common stock (assuming for this purpose that the debentures were converted entirely into shares of our common stock at the then-applicable conversion rate) if the rights had not become separated from our common stock under our rights agreement. To the extent that we adopt any future rights plan, upon conversion of debentures into our common stock, you will receive, in addition to our common stock, the rights under the future rights plan whether or not the rights have separated from our common stock at the time of conversion, and no adjustment to the conversion price will be made.
      No adjustment in the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. If the adjustment is not made because the adjustment does not change the applicable conversion rate by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.
      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or binding share exchange involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;
in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your debentures you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the debentures immediately prior to any of these events.
      You may in some circumstances be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion rate. See “Certain United States Federal Income Tax Considerations.”
      We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain United States Federal Income Tax Considerations.”
      Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.
Designated Event
      A “designated event” will be deemed to have occurred upon a “fundamental change” or a “termination of trading,” as such terms are defined below.
      A “fundamental change” is defined to include any of:

(1) a transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which more than 50% of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration that is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices;

(2) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of GenCorp and its subsidiaries, taken as a whole, to any person or group of related persons (a “Group”), as defined in Section 13(d) of the Exchange Act;

(3) the approval by the holders of capital stock of GenCorp of any plan or proposal for the liquidation or dissolution of GenCorp (whether or not otherwise in compliance with the provisions of the indenture);

(4) any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 45% of the aggregate Voting Stock of GenCorp or any successor to all or substantially all of GenCorp’s assets; or

(5) the first day on which a majority of the members of GenCorp’s Board of Directors are not Continuing Directors.
      The definition of “fundamental change” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of GenCorp and its subsidiaries, taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of debentures to require GenCorp to repurchase such debentures as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of GenCorp and its subsidiaries, taken as a whole, to another person or group may be uncertain.
      “Continuing Director” means, as of any date of determination, any member of the Board of Directors of GenCorp who (i) was a member of such Board of Directors on the date of the original issuance of the debentures or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.
      “Voting Stock” means stock or securities of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).
      A “termination of trading” will be deemed to have occurred if our common stock (or other security into which the debentures are then convertible) ceases to be listed for trading on a U.S. national securities exchange or approved for trading on the Nasdaq National Market.
Determination of the Make-Whole Premium
      If a designated event occurs on or prior to November 20, 2011 and is (i) an event described in clause (1) or (2) of the definition of fundamental change or (ii) a termination of trading, we will pay a make-whole premium upon the conversion of the debentures as described above under “— Conversion in Connection with a Designated Event” and upon the repurchase of the debentures as described below under “— Repurchase at Option of the Holder Upon a Designated Event.” No make-whole premium will be paid if the stock price (as defined below) is less than $16.00 or greater than $100.00 (in each case subject to adjustment). The make-whole premium will be equal to a percentage (the “additional premium”) of the principal amount of the debentures. The additional premium will be determined by reference to the table below and is based on the date on which the designated event becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the designated event. If holders of our common stock receive only cash in the transaction constituting the designated event, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the closing sale price of our common stock (determined as described under “— Conversion of Debentures” above) on the 10 trading days up to but not including the effective date.
      We will pay the make-whole premium solely in shares of our common stock (other than cash paid in lieu of fractional shares) or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted in connection with the designated event. If holders of our common stock have the right to elect the form of consideration received in a designated event, then for purposes of the foregoing the consideration into which a share of our common stock has been converted shall be deemed to equal the aggregate consideration distributed in respect of all shares of our common stock divided by the total number of shares of common stock participating in the distribution.
      The value of our shares for purposes of determining the number of shares to be issued in respect of the make-whole premium will be calculated as follows:

•	In the case of a designated event in which all or substantially all of the shares of our common stock have been converted as of the effective date into the right to receive securities or other assets or property, then the value of our shares will equal the value of the consideration paid per share, with the consideration valued as follows:

(a) securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average closing sale price or last sale price, as applicable, on the 10 trading days prior to but excluding the repurchase date,

(b) other securities, assets or property (other than cash) that holders will have the right to receive will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally-recognized investment banks selected by the trustee, and

(c) 100% of any cash.

•	In all other cases, the value of our shares will equal 98% of the average of the closing price of our common stock on the 10 trading days prior to but excluding the repurchase date.
Notwithstanding the foregoing, in no event shall the value of our common stock calculated pursuant to this provision be less than 50% of the stock price used to determine the amount of the make-whole premium.
      The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the debentures is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.
      The following table sets forth the additional premiums (table in percentages).

	Stock Price

Effective Date	$16.00	$18.00	$20.00	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00

November 17, 2004	0.00%	8.22%	16.95%	13.37%	11.64%	10.46%	9.47%	8.56%	7.69%	6.85%	6.04%
November 15, 2005	0.00%	8.07%	16.79%	12.86%	11.16%	10.07%	9.20%	8.41%	7.64%	6.81%	6.03%
November 15, 2006	0.00%	7.92%	16.62%	12.24%	10.56%	9.59%	8.84%	8.17%	7.53%	6.77%	5.99%
November 15, 2007	0.00%	7.61%	16.30%	11.44%	9.80%	8.96%	8.35%	7.81%	7.30%	6.54%	5.90%
November 15, 2008	0.00%	7.17%	15.82%	10.46%	8.91%	8.23%	7.77%	7.36%	6.98%	6.25%	5.67%
November 15, 2009	0.00%	6.48%	15.07%	9.21%	7.84%	7.35%	7.05%	6.78%	6.53%	5.78%	5.31%
November 15, 2010	0.00%	5.35%	13.84%	7.69%	6.60%	6.34%	6.20%	6.08%	5.95%	5.18%	4.99%
November 20, 2011	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

      The stock prices and additional premium amounts set forth above are based on a common stock price of $16.00 and an initial conversion price of $20.00.
      The exact stock price and repurchase dates may not be set forth on the table, in which case:

•	If the stock price is between two stock price amounts on the table or the repurchase date is between two dates on the table, the additional premium will be determined by straight-line interpolation between additional premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is in excess of $100.00 per share (subject to adjustment), no make-whole premium will be paid.

•	If the stock price is less than $16.00 (subject to adjustment), no make-whole premium will be paid.
      Notwithstanding the above provisions regarding payment of the make-whole premium, in no event will the total number of shares of common stock issuable upon conversion (including the shares of common stock constituting the make-whole premium) exceed 61.2745 per $1,000 principal amount of debentures, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
Optional Redemption by GenCorp
      Prior to November 20, 2011, the debentures are not redeemable. From November 20, 2011 to but not including November 15, 2014, we may redeem the debentures at any time or from time to time in whole or in part at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest, including liquidated damages, if any, payable in cash, and the “coupon make-whole” payment described below, if the closing sale price of our common stock exceeds 140% of the conversion price for at least 20 trading days in any 30 consecutive trading-day period, including the last day of the period. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date.
      If we redeem debentures as described above on or after November 20, 2011 and prior to November 15, 2014, we will make a “coupon make-whole” payment in cash, shares of our common stock or a combination thereof, at our option, equal to the present value of all remaining scheduled payments of interest on the debentures to be redeemed through November 15, 2014. The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield plus 25 basis points. “Treasury Yield” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to November 15, 2014; provided, however, that if the then remaining term to November 15, 2014 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term to November 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. We must make these coupon make-whole payments on all debentures called for redemption prior to November 15, 2014, including debentures converted after the date we mail the notice of redemption. If we elect to deliver shares, the number of shares of common stock a holder will receive will equal the amount of the coupon make-whole payment to be paid divided by the average closing sale price of our common stock, to be determined as follows: (i) if a holder converts the debentures after we deliver the notice of redemption and prior to the redemption date, the average closing sale price of our common stock will be the average of the closing sale prices of our common stock on the New York Stock Exchange on the ten consecutive trading days beginning on the second trading day following the day the debentures are submitted for conversion, and (ii) if we redeem the debentures on the redemption date, the average closing sale price of our common stock will be the average of the closing sale prices of our common stock on the New York Stock

Exchange on the ten consecutive trading days preceding and ending on or prior to the third day before the redemption date.
      On or after November 15, 2014, we may redeem the debentures at any time or from time to time in whole or in part for cash at 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest, including liquidated damages, if any, to, but not including, the redemption date. If the redemption date falls after a record date but on or prior to the next succeeding interest payment date, then, notwithstanding the preceding sentence, we will pay the full amount of accrued and unpaid interest, including liquidated damages, if any, on such interest payment date to the holder of record on the close of business on the corresponding record date.
      We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date. If less than all of the outstanding debentures are to be redeemed, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed, to the extent practicable, to be of the portion selected for redemption.
      We may not redeem the debentures if we have failed to pay any interest on the debentures and such failure to pay is continuing. No debentures may be redeemed by us if the principal amount of the debentures has been accelerated, and such acceleration has not been rescinded.
Repurchase at Option of the Holder
      You have the right to require us to repurchase your debentures for cash on November 20, 2011, November 15, 2014 and November 15, 2019. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. The paying agent will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. A holder may withdraw its repurchase notice at any time prior to close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions.
      The repurchase price payable for a debenture will be equal to the principal amount to be repurchased plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the repurchase date.
      We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the repurchase price and the procedures that holders must follow to require us to repurchase their debentures.
      The repurchase notice from the holder must state:

•	if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of debentures to be repurchased, which must be in $1,000 multiples; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the indenture.
      You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.

      Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, New York City, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after such date:

•	the debenture will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.
      This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent. No debentures may be repurchased by us at the option of holders on November 20, 2011, November 15, 2014 or November 15, 2019 if the principal amount of the debentures has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
      We may be unable to repurchase the debentures if you elect to require us to repurchase the debentures pursuant to this provision. If you elect to require us to repurchase the debentures on November 20, 2011, November 15, 2014 or November 15, 2019, we may not have enough funds to pay the repurchase price for all tendered debentures. Our Credit Agreement and our Senior Subordinated Notes contain, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions prohibiting repurchase of the debentures under certain circumstances. If you elect to require us to repurchase the debentures at a time when we are prohibited from repurchasing them, we could seek the consent of our lenders or noteholders to repurchase the debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the debentures. Our failure to repurchase tendered debentures would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.
      The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply if the repurchase rights summarized above become available to holders of the debentures. In connection with any offer to require us to repurchase debentures as summarized above, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule or form under the Exchange Act.
      We may, to the extent permitted by applicable law and the agreements governing our other debt, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased by us may, to the extent permitted by applicable law, be resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.
Repurchase at Option of the Holder Upon a Designated Event
      If a designated event occurs at any time prior to the maturity of the debentures, you may require us to repurchase your debentures, in whole or in part, on a repurchase date specified by us that is not less than 20 nor more than 35 business days after the date of our notice of the designated event described in the second succeeding paragraph. The debentures will be repurchased only in multiples of $1,000 principal amount.
      We will repurchase the debentures at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to but excluding the repurchase date, payable in cash, plus in the event the designated event occurs on or prior to November 20, 2011 and is (i) an event described in clause (1) or (2) of the definition of fundamental change or (ii) a termination of trading, we will also pay a make-whole premium in shares of our common stock determined as described above under “Determination of the Make-Whole Premium.” If the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest payment and liquidated damages, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.
      We will mail to all record holders a notice of a designated event within 20 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your debentures, you must deliver to us or our designated agent, on or before the repurchase date specified in our designated event notice, your repurchase notice and any debentures to be repurchased, duly endorsed for transfer.
      The repurchase notice from the holder must state:

•	if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or multiples thereof; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.
      You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.
      Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after such date:

•	the debenture will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.
      This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent.
      The terms “designated event” and “fundamental change” are limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the debentures upon the occurrence of a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.
      The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply in the event of a designated event. In connection with any designated event we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule or form under the Exchange Act.
      This designated event repurchase right could discourage a potential acquirer of GenCorp. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. No debentures may be repurchased by us at the option of holders upon a designated event if the principal amount of the debentures has been accelerated, and such acceleration has not been rescinded, on or prior to the repurchase date.
      We may be unable to repurchase the debentures upon a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered debentures. Our current Credit Agreement and Senior Subordinated Notes contain, and any future credit agreements or other agreements relating to our indebtedness may contain, provisions prohibiting repurchase of the debentures under certain circumstances, or expressly prohibit our repurchase of the debentures upon a designated event or may provide that a designated event is prohibited or constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing debentures, we could seek the consent of our lenders to repurchase the debentures or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the debentures. Our failure to repurchase tendered debentures would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.
Subordination of the Debentures
      The payment of the principal of, premium, if any, and interest (including liquidated damages, if any) on the debentures, including our ability to pay cash with respect to the principal return or in lieu of fractional shares upon conversion of the debentures, will, to the extent described in the indenture, be subordinated in right of payment to the prior payment in full of all our Senior Indebtedness (as defined below). The holders of all Senior Indebtedness will first be entitled to receive payment in full in cash of all amounts due or to become due on the Senior Indebtedness, or provision for payment in cash or cash equivalents, before the holders of the debentures will be entitled to receive any payment in respect of the debentures, when there is a payment or distribution of assets to creditors upon our:

•	liquidation;

•	dissolution;

•	winding up;

•	reorganization;

•	assignment for the benefit of creditors;

•	marshaling of assets;

•	bankruptcy;

•	insolvency; or

•	similar proceedings.

      We expect from time to time to incur additional indebtedness and obligations that will constitute Senior Indebtedness. The indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other indebtedness.
      In addition, our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the debentures or to provide us with the funds to satisfy our payment obligations. As a result, the debentures are effectively subordinated to all existing and future indebtedness and other liabilities of (including guarantees by) our subsidiaries. Our senior credit facility and our 9 1/2% Senior Subordinated Notes due 2013 are guaranteed by all of our material domestic subsidiaries.
      No payment on account of the debentures or on account of the purchase, redemption, acquisition, retirement or conversion of debentures may be made, to the extent described in the indenture, if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any Designated Senior Indebtedness other than a payment default that occurs that permits the holders of that Designated Senior Indebtedness to accelerate its maturity and (2) the trustee and GenCorp receive the notice required by the indenture, no payments may be made on the debentures for up to 179 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the debentures may recover less ratably than holders of our Senior Indebtedness. We may be required to obtain the consent of holders of Senior Indebtedness prior to redeeming the debentures or satisfying or discharging our obligations under the indenture prior to the maturity of the debentures.
      “Senior Indebtedness” means the principal of, premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of, and any other payments due pursuant to, any of the following, whether outstanding as of the date of the indenture or incurred or created thereafter, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to the debentures:

•	all of our indebtedness, obligations and other liabilities, contingent or otherwise, for money borrowed that is evidenced by a note, bond, debenture, loan agreement or similar instrument or agreement, including, without limitation, all amounts outstanding from time to time under the Credit Agreement and the Existing Senior Subordinated Notes;

•	all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (2) under any interest rate swaps, caps, collars, options and similar arrangements, and (3) under any foreign exchange contract, currency swap arrangement, futures contract, currency option contract or other foreign currency hedges;

•	all of our obligations for the payment of money relating to capital lease obligations;

•	all of our obligations pursuant to the guarantee by GenCorp or certain subsidiaries of indebtedness of foreign subsidiaries pursuant to the credit facilities and credit lines of foreign subsidiaries;

•	any liabilities of our subsidiaries described in the preceding clauses that we have guaranteed or that are otherwise our legal liability; and

•	renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such obligations.
provided, however, that in no event shall Senior Indebtedness include (a) indebtedness or other obligations owed to any of our subsidiaries or affiliates, (b) trade account payables incurred in the ordinary course of business, (c) any liabilities for taxes owed or owing by us or any of our subsidiaries, or (d) our obligations under the Existing Convertible Notes or the debentures.
      “Credit Agreement” means the Credit Agreement dated as of December 6, 2004, among the Company and the lenders named therein, and any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto or replacements thereof of all or any portion of the indebtedness under such agreement or any successor or replacement agreement and any agreement providing therefor (including, without limitation, any agreement increasing the amount borrowed thereunder or adding additional balances or guarantors thereunder), whether by or with the same or any other lender, creditors, or group of creditors, and including related notes, guarantee agreements, security agreements and other instruments and agreements executed in connection therewith and whether by the same or any other agent, lender or group of lenders.
      “Designated Senior Indebtedness” means (i) indebtedness under or in respect of the Credit Agreement, or any credit facility or credit line of any foreign subsidiary of GenCorp and (ii) any other indebtedness constituting Senior Indebtedness which, at the time of determination, has an aggregate principal amount of at least $25 million. The instrument, agreement or other document evidencing any Designated Senior Indebtedness may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.
      “Existing Convertible Notes” means GenCorp’s 5 3/4% Convertible Subordinated Notes due 2007 and 4% Contingent Convertible Subordinated Notes due 2024.
      “Existing Senior Subordinated Notes” means GenCorp’s 9 1/2% Senior Subordinated Notes due 2013.
Merger and Sale of Assets by GenCorp
      The indenture provides that we may not consolidate with or merge with or into any other person and that we may not sell, convey, transfer or lease all or substantially all of our properties and assets to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person (other than any successor who is bound to our obligations under the debentures and the indenture by operation of law) assumes, by supplemental indenture satisfactory in form and substance to the trustee, all of our obligations under the debentures and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.
      When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debentures and the indenture. Although such transactions are permitted under the indenture, the occurrence of any such transactions could constitute a designated event, permitting each holder to require us to repurchase the debentures of such holder as described above. An assumption of our obligations under the debentures and the indenture by any such person might be deemed for United States federal income tax purposes to be an exchange of the debentures for new debentures by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.
Events of Default; Notice and Waiver
      The following are events of default under the indenture:

•	failure to pay principal of the debentures when due at maturity, or upon any redemption or repurchase (whether or not prohibited by the provisions described under “Subordination of the Debentures” above);

•	failure to pay any interest and liquidated damages, if any, on the debentures, when due (whether or not prohibited by the provisions described under “Subordination of the Debentures” above) and such failure continues for a period of 30 days;

•	default in our obligation to deliver cash, shares of our common stock or other property upon conversion of the debentures as required under the indenture and such failure continues for a period of 10 days;

•	failure to provide notice to the holders of debentures of the occurrence of a designated event within the 20-day period specified under “— Repurchase at Option of the Holder Upon a Designated Event”;

•	our indebtedness for borrowed money or indebtedness for borrowed money of any of our significant subsidiaries is not paid after the final maturity of such indebtedness, and any applicable grace period, or is accelerated and the total amount of such indebtedness unpaid or accelerated exceeds $10 million, and such debt is not discharged or such acceleration is not cured or rescinded, within 30 days after written notice to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding debentures);

•	default in the performance by us of any of the other covenants in respect of the debentures for 60 days after written notice to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding debentures); or

•	certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.
      The trustee may withhold notice to the holders of the debentures of any default, except defaults in payment of principal, premium, interest and liquidated damages, if any, on the debentures. However, the trustee must consider it to be in the interest of the holders of the debentures to withhold this notice.
      The term “significant subsidiary” means any of our subsidiaries which has: (i) consolidated assets or in which we and our other subsidiaries have investments equal to or greater than 10% of our total consolidated assets; or (ii) consolidated gross revenue equal to or greater than 10% of our consolidated gross revenue.
      If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding debentures may declare the principal, accrued and unpaid interest to the date of such declaration, and liquidated damages, if any, on the outstanding debentures to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us or any of our significant subsidiaries, the principal, accrued and unpaid interest and liquidated damages, if any, on the debentures will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest to the date of such declaration, and liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled, the acceleration may be rescinded and annulled and the holders of a majority of the principal amount of outstanding debentures may waive these past defaults.
      Payments of principal, premium, if any, interest and liquidated damages, if any, on the debentures that are not made when due will accrue interest from the required payment date at the then-applicable interest rate for the debentures.
      No holder of the debentures may pursue any remedy under the indenture, except in the case of a default in the payment of principal of, premium, if any, or interest and liquidated damages, if any, on the debentures, unless:

•	the holder has given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of outstanding debentures make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the debentures within 60 days of such notice;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

      The holders of a majority in aggregate principal amount of the debentures at the time outstanding may waive any existing default and its consequences except:

(1) any default in any payment of the debentures;

(2) any default with respect to the conversion rights of the debentures;

(3) any default in the payment of the redemption price;

(4) a default in the payment of the repurchase price (upon a repurchase at the option of a holder or a repurchase upon a designated event); or

(5) any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described in “— Modification” below.
      When a default is waived, it is deemed cured and will cease to exist, but no such waiver shall extend to any subsequent or other default or impair any consequent right.
Modification
      The consent of the holders of a majority in principal amount of the outstanding debentures is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding debenture if it would:

•	extend the fixed maturity of any debenture;

•	reduce the rate or extend the time for payment of interest and liquidated damages, if any, of any debenture;

•	reduce the principal amount of any debenture;

•	reduce any amount payable upon redemption or repurchase of any debenture;

•	adversely change our obligation to redeem any debentures on a redemption date;

•	adversely change our obligation to repurchase any debenture at the option of the holder;

•	adversely change our obligation to repurchase any debenture upon a designated event;

•	impair the right of a holder to institute suit for payment on any debenture;

•	change the currency in which any debenture is payable;

•	impair the right of a holder to convert any debenture or reduce the number of common stock or any other property receivable upon conversion;

•	affect the ranking of the debentures or change the definition of senior indebtedness;

•	reduce the quorum or voting requirements under the indenture; or

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture.
      We are permitted to modify the following provisions of the indenture without the consent of the holders of the debentures:

•	to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the debentures;

•	to add to our covenants for the benefit of the holders of the debentures or to surrender any right or power conferred upon us;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act, as contemplated by the indenture or otherwise;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture or to make any change that does not adversely affect the rights of the holders of the debentures in any material respect; and

•	to conform any provision to this “Description of the Debentures.”
Form, Denomination and Registration
      The debentures were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Debenture, Book-Entry Form
      The debentures are evidenced by global debentures. We deposited the global debentures with DTC and registered the global debentures in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
      Beneficial interests in a global debenture may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global debenture to such persons may be limited.
      Beneficial interests in a global debenture held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global debenture, Cede & Co. for all purposes will be considered the sole holder of such global debenture. Except as provided below, owners of beneficial interests in a global debenture will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global debenture.
      We will pay interest and liquidated damages, if any, on and the redemption price and the repurchase price of, a global debenture to Cede & Co., as the registered owner of the global debenture, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global debenture; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including the presentation of debentures for conversion, only at the direction of one or more participants to whose account with DTC interests in the global debenture are credited, and only in respect of the principal amount of the debentures represented by the global debenture as to which the participant or participants has or have given such direction.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global debenture among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.
      We will issue the debentures in definitive certificated form if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the debentures shall have been accelerated in accordance with the terms of the debentures and any holder shall have requested in writing the issuance of definitive certificated debentures; or

•	we have determined in our sole discretion that debentures shall no longer be represented by global debentures.
Governing Law
      The debentures and the indenture are governed by, and construed in accordance with, the laws of the State of New York.
SELLING SECURITYHOLDERS
      The debentures were originally issued by us and sold to Wachovia Capital Markets LLC, J.P. Morgan Securities Inc. and Scotia Capital (USA) Inc., to whom we refer to elsewhere in this prospectus as the “initial purchasers,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchasers resold the debentures to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act of 1933, as amended. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the debentures and the shares of common stock issuable upon conversion and/or redemption of the debentures. Set forth below are the names of each selling securityholder, the principal amount of the debentures that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which the debentures are convertible, each to the extent known to us as of the date of this prospectus. None of the selling securityholders which is a broker-dealer acquired debentures as compensation for underwriting activities. Each selling securityholder that is an affiliate of a broker-dealer has represented to us that it purchased the debentures to be resold in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the debentures at the time of their purchase. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

      Any or all of the debentures or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of debentures or common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which the information regarding their debentures was provided in transactions exempt from the registration requirements of the Securities Act.

	Aggregate
	Principal Amount		Common		Common
	of Debentures at	Percentage of	Stock Owned		Stock
	Maturity that	Debentures	Prior to		Registered
Name	may be Sold	Outstanding	Conversion		Hereby(1)

AHFP Context(2)	250,000	*			12,500
Alexandra Global Master Fund, LTD	7,000,000	4.78%			350,000
Arkansas Teacher Retirement(3)	5,045,000	3.45%			252,250
Baptist Health of South Florida(4)	700,000	*			35,000
BNP Paribas Equity Strategies, SNC(**)(5)	3,698,000	2.53%			184,900
Canadian Imperial Holdings Inc.(**)	2,500,000	1.71%	23,600		125,000
Castlerigg Master Investments Ltd.(6)	4,000,000	2.73%			200,000
Context Convertible Arbitrage Fund, LP(7)	1,150,000	*			57,500
Context Convertible Arbitrage Offshore, LTD(8)	3,375,000	2.31%			168,750
CooperNeff Convertible Strategies (Cayman) Master Fund, LP(9)	1,943,000	1.33%			97,150
DBAG London(**)	6,700,000	4.58%			335,000
DKR Saturn Event Driven Holding Fund Ltd.(10)	3,750,000	2.56%	277,260		187,500
DKR Saturn Multi-Strategy Holding Fund Ltd.(11)	3,750,000	2.56%			187,500
Engineers Joint Pension Fund(12)	430,000	*			21,500
Grace Convertible Arbitrage Fund, LTD.(13)	6,500,000	4.44%			325,000
Highbridge International LLC(**)(14)	17,000,000	11.61%			850,000
Institutional Benchmark Master Fund	3,500,000	2.39%			175,000
JMG Capital Partners LP(15)	7,978,000	5.45%		(16)	398,900
JMG Triton Offshore Ltd(17)	7,977,000	5.45%		(18)	398,850
LDG Limited(19)	354,000	*			17,700
Lyxor/ Convertible Arbitrage Fund Limited(20)	510,000	*			25,500
Lyxor/ Context Fund LTD(**)(21)	675,000	*			33,750
Mariner LDC	2,500,000	1.71%			125,000
McMahan Securities Co. L.P.	750,000	*			37,500
MSS — Convertible Arbitrage 1(22)	28,000	*			1,400
National Bank of Canada(**)(23)	450,000	*			22,500
Nicholas Applegate Capital Management U.S. Convertible Mutual Fund (24)	555,000	*			27,750
Polaris Vega Fund L.P.(25)	7,500,000	5.12%			375,000
Royal Bank of Canada(**)	5,000,000	3.42%		(26)	250,000

	Aggregate
	Principal Amount		Common	Common
	of Debentures at	Percentage of	Stock Owned	Stock
	Maturity that	Debentures	Prior to	Registered
Name	may be Sold	Outstanding	Conversion	Hereby(1)

San Diego City Retirement(27)	950,000	*		47,500
San Diego County Convertible(28)	1,415,000	*		70,750
Singlehedge US Convertible Arbitrage Fund(29)	712,000	*		35,600
Sphinx Fund(30)	537,000	*		26,850
Sturgeon Limited(31)	637,000	*		31,850
Sturgeon Limited(32)	469,000	*		23,450
Sunrise Partners Limited Partnership(**)(33)	7,500,000	5.12%		375,000
TQA Master Fund, Ltd.(34)	3,837,000	2.62%		191,850
TQA Master Plus Fund, Ltd.(35)	6,288,000	4.30%		314,400
UBS AG London F/ B/ O HFS(**)	17,500,000	11.95%		875,000
UBS O’Connor LLC F/ B/0 O’Connor Global Convertible Arbitrage Master Ltd.	1,000,000	*		50,000
Univest Convertible Arbitrage Fund II LTD (Norshield)(36)	100,000	*		5,000
Vicis Capital Master Fund(37)	1,000,000	*		50,000
Wachovia Capital Markets LLC(**)	6,300,000	4.30%		315,000
Wyoming State Treasurer(38)	905,000	*		45,250
Xavex — Convertible Arbitrage 7 Fund(39)	593,000	*		29,650
Xavex Convertible Arbitrage 9 Fund	1,500,000	1.02%		75,000
Zurich Institutional Benchmarks Master Fund Ltd.(40)	748,000	*		37,400
All other holders of Debentures or future transferees, pledges, donees or successors of any such holders(41)(42)	—	—		—
Total(43)	146,400,000	100%		7,320,000

*	Less than 1%.

**	Affiliate of a broker-dealer.

(1)	The debentures are convertible under certain circumstances into cash and shares of our common stock at an initial conversion rate equal to 50 shares of common stock per $1,000 principal amount at maturity of the debentures, subject to adjustment, as described under “Description of the Debentures — Conversion Rights.” Assumes for each $1,000 in aggregate principal amount of debentures a maximum of 50 shares of common stock could be received upon conversion.

(2)	Michael Rosen and William Fertig exercise voting power and investment control over the registrable securities held by AHFP Context.

(3)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(4)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(5)	Christian Menestrier, Chief Executive Officer of CooperNeff Advisors Inc., exercises voting power and investment control over the registrable securities held by BNP Paribas Equity Strategies, SNC.

(6)	Thomas E. Sandell exercises voting power and investment control over the registrable securities held by Castlerigg Master Investments Ltd.

(7)	Michael Rosen and William Fertig exercise voting power and investment control over the registrable securities held by Context Convertible Arbitrage Fund, LP.

(8)	Michael Rosen and William Fertig exercise voting power and investment control over the registrable securities held by Context Convertible Arbitrage Offshore, LTD.

(9)	Christian Menestrier, Chief Executive Officer of CooperNeff Advisors Inc., exercises voting power and investment control over the registrable securities held by CooperNeff Convertible Strategies (Cayman) Master Fund, LP.

(10)	DKR Saturn Management L.P. is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Event Driven Holding Fund Ltd. DKR Saturn Management L.P. has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn Management L.P. As such, DKR Saturn Management L.P. and certain portfolio managers have shared dispositive and voting power over the securities. For shares listed herein, Ron Phillips has trading authority over DKR Saturn Event Driven Holding Fund Ltd.

(11)	DKR Saturn Management L.P. is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Multi-Strategy Holding Fund Ltd. DKR Saturn Management L.P. has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn Management L.P. As such, DKR Saturn Management L.P. and certain portfolio managers have shared dispositive and voting power over the securities. For shares listed herein, Mike Cotton has trading authority over DKR Saturn Multi-Strategy Holding Fund Ltd.

(12)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(13)	Bradford Whitmore and Michael Brailov exercise voting power and investment control over the registrable securities held by Grace Convertible Arbitrage Fund, LTD.

(14)	Glenn Dubin and Henry Swieca exercise voting power and investment control over the registrable securities held by Highbridge International LLC.

(15)	JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser registered with the SEC, exercises voting power and investment control over the registrable securities held by JMG Capital Partners, L.P.

(16)	JMG Capital Partners LP owns $4,603,000 aggregate principal amount of our 5 3/4% notes, which are convertible into 249,891 shares of our common stock.

(17)	Pacific Assets Managements LLC, a Delaware limited liability company and an investment adviser registered with the SEC, exercises voting power and investment control over the registrable securities held by JMG Triton Offshore Fund, Ltd.

(18)	JMG Triton Offshore Ltd owns $4,602,000 aggregate principal amount of our 5 3/4% notes, which are convertible into 249,837 shares of our common stock.

(19)	TQA Investors LLC exercises voting power and investment control over the registrable securities held by LDG Limited. Its members are Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero.

(20)	Christian Menestrier, Chief Executive Officer of CooperNeff Advisors Inc., exercises voting power and investment control over the registrable securities held by Lyxor/ Convertible Arbitrage Fund Limited.

(21)	Michael Rosen and William Fertig exercise voting power and investment control over the registrable securities held by Lyxor/ Context Fund LTD.

(22)	Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero exercise voting power and investment control over the registrable securities held by MSS — Convertible Arbitrage 1.

(23)	Michael Rosen and William Fertig exercise voting power and investment control over the registrable securities held by National Bank of Canada.

(24)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(25)	Gregory R. Levinson exercises voting power and investment control over the registrable securities held by Polaris Vega Fund L.P.

(26)	Royal Bank of Canada owns $1,000,000 aggregate principal amount of our 4% notes, which are convertible into 64,808 shares of our common stock.

(27)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(28)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(29)	Christian Menestrier, Chief Executive Officer of CooperNeff Advisors Inc., exercises voting power and investment control over the registrable securities held by Singlehedge US Convertible Arbitrage Fund.

(30)	Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero exercise voting power and investment control over the registrable securities held by Sphinx Fund.

(31)	CooperNeff Advisors Inc. exercises voting power and investment control over the registrable securities held by Sturgeon Limited. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors Inc.

(32)	TQA Investors LLC exercises voting power and investment control over the registrable securities held by Sturgeon Limited. Its members are Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero.

(33)	S. Donald Sussman exercise voting power and investment control over the registrable securities held by Sunrise Partners Limited Partnership.

(34)	Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero exercise voting power and investment control over the registrable securities held by TQA Master Fund, Ltd.

(35)	Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero exercise voting power and investment control over the registrable securities held by TQA Master Plus Fund, Ltd.

(36)	Michael Rosen and William Fertig exercise voting power and investment control over the registrable securities held by Univest Convertible Arbitrage Fund II LTD (Norshield).

(37)	Shad Stastney, John Succo and Sky Lucas exercise voting power and investment control over the registrable securities held by Vicis Capital Master Fund.

(38)	This selling securityholder has delegated full authority to Nicholas-Applegate Capital Management as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(39)	Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero exercise voting power and investment control over the registrable securities held by Xavex — Convertible Arbitrage 7 Fund.

(40)	Robert Butman, George Esser, John Idone, Paul Bucci and Bartholomew Tesoriero exercise voting power and investment control over the registrable securities held by Zurich Institutional Benchmarks Master Fund Ltd.

(41)	The identity of these selling securityholders is currently unknown to us. We will identify these selling securityholders in a post-effective amendment before any resales by these persons under this registration statement.

(42)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(43)	Amounts may not sum due to rounding and because the information provided by the selling securityholders was provided as of various dates. The table has been prepared based upon information furnished to us by the selling securityholders named in the table as of the date such selling securityholders completed their respective questionnaires. Selling securityholders are under no obligation to update the information previously provided to us if they sell their debentures other than pursuant to the registration statement of which this prospectus forms a part. Accordingly, the amounts of debentures and common stock held by certain selling securityholders as of the date of this prospectus may differ from the amounts of debentures and common stock held by such selling securityholder listed in this table. However, no more than $146,400,000 in aggregate principal amount of the debentures or 7,320,000 shares of our common stock may be sold under the registration statement of which this prospectus forms a part.

PLAN OF DISTRIBUTION
      The debentures and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the debentures and the common stock covered by this prospectus.
      We will not receive any of the proceeds from the offering of the debentures or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the debentures and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the debentures or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the debentures and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the debentures or common stock offering will be the purchase price of such debentures or common stock less discounts and commissions, if any.
      The debentures and the common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
      In connection with sales of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and underlying common stock short and deliver debentures and the underlying common stock to close out short positions, or loan or pledge debentures and the underlying common stock to broker-dealers that in turn may sell the debentures and the underlying common stock.
      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. It is possible that selling securityholders may decide not to sell any or all of the debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, the selling securityholders may transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
      Our outstanding common stock is listed for trading on the New York Stock Exchange and the Chicago Stock Exchange.
      The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the debentures or the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the debentures of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
      In addition, in connection with any resales of the debentures, selling securityholders must deliver a prospectus meeting the requirements of the Securities Act. Selling securityholders may fulfill their prospectus delivery requirements with respect to the debentures with this prospectus.
      The debentures were issued and sold on November 23, 2004, December 6, 2004, December 9, 2004 and December 16, 2004 in transactions exempt from registration requirements of the federal securities laws to the initial purchasers. We have agreed to indemnify each initial purchaser, the directors, officers, partners, employees, representatives and agents of each initial purchaser and each selling securityholder including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling securityholder has agreed severally and not jointly, to indemnify us, our directors and officers and each person, if any, who controls us within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.
      The selling securityholders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.
      We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder, (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, or (3) the date on which all of the securities registered under the registration statement cease to be outstanding, subject to certain permitted exceptions in which case we may prohibit offers and sales of debentures and common stock pursuant to the registration statement to which this prospectus relates.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the debentures and shares of common stock into which the debentures are convertible (the “securities”). Unless otherwise specified, this summary deals only with U.S. holders who purchase and hold the debentures and any shares of common stock into which the debentures are convertible as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion regarding United States federal income tax laws assumes that transfers of the debentures and payments thereon will be made in accordance with the applicable indenture.
      As used herein, “U.S. holders” are beneficial owners of the securities, that are, for United States federal income tax purposes, (1) citizens or residents of the United States, (2) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as U.S. holders prior to such date may also be treated as U.S. holders. As used herein, “non-U.S. holders” are beneficial owners of the securities that are neither U.S. holders nor partnerships for United States federal income tax purposes. If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of owning and disposing of the securities.
      This summary does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders, such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities for United States federal income tax purposes, dealers and traders in securities or currencies, or tax-exempt investors. It also does not discuss securities held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to (i) U.S. holders that have a functional currency other than the U.S. dollar, or (ii) certain former citizens or residents of the United States. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and/or differing interpretations, possibly on a retroactive basis.
      Holders should consult with their own tax advisors regarding the federal, state, local and foreign income, franchise, personal property and any other tax consequences of the ownership and disposition of the securities.
Taxation of U.S. Holders

Interest Income
      Payments of interest on the debentures generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the holder’s regular method of tax accounting).
      Because we are required to pay a make-whole premium upon a conversion or repurchase of the debentures due to the occurrence of certain “designated events,” and also to pay liquidated damages on the debentures if we fail to comply with certain obligations under the registration rights agreement, the debentures could be subject to the rules applicable to contingent payment debt instruments. Under these rules, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is either

“remote” or “incidental.” We believe (and the remainder of this discussion assumes) that the payment of either make-whole premiums, liquidated damages, or both, are remote or incidental contingencies as of the issue date. As a result, we intend to take the position that the provision for such make-whole premiums or liquidated damages will not cause the debentures to be subject to the contingent payment debt instrument rules. Our position will be binding on a holder unless the holder explicitly discloses that the holder’s determination is different, which disclosure is made on a statement attached to the holder’s timely filed federal income tax return for the taxable year that includes the acquisition date of the debenture. Based on the foregoing, we believe that the payment of liquidated damages on the debentures generally should be taxable to a U.S. holder as ordinary income at the time such payment is accrued or received (in accordance with the holder’s regular method of tax accounting). The treatment of the make-whole premium, if any, is described below under “— Conversion of Debentures” and “— Sale, Exchange, Repurchase, Redemption or Other Taxable Disposition of Debentures.” If our treatment of liquidated damages or make-whole premiums were found to be incorrect, and the debentures were deemed to be contingent payment debt instruments, the amount, timing and character of income, gain or loss in respect of an investment in the debenture would differ from those described herein. Holders should consult their tax advisors regarding the tax consequences relating to debentures providing for payments of liquidated damages or make-whole premiums.

Market Discount
      If a U.S. holder acquires a debenture other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. holder is required to treat any gain on the sale, exchange, retirement or other disposition of a debenture as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. holder disposes of a debenture which has accrued market discount in a nonrecognition transaction in which the U.S. holder receives property the basis of which is determined in whole or in part by reference to the basis of the debenture, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transaction should include the conversion of a debenture for our shares of common stock. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. holder may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies to all debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S. holder’s tax basis in the debentures will be increased by the amount of market discount included in income. Unless a U.S. holder elects to include market discount in income as it accrues, such U.S. holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry debentures with market discount.

Amortizable Bond Premium
      If a U.S. holder purchases a debenture at a price that exceeds the principal amount of the debenture, the amount of the difference is referred to as “bond premium” for U.S federal income tax purposes. The U.S holder may elect to amortize the bond premium against interest payable on the debenture, except to the extent that the bond premium is attributable to the conversion feature of the debenture. In addition, any bond premium in excess of the interest payable on the debenture may be deductible over the term of the debenture. If a U.S. holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the debenture is held. The amortized bond premium would reduce the U.S. holder’s tax basis in the debenture. Any such election applies to all fully taxable bonds held by the U.S. holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the debenture or the debenture is sold or otherwise disposed of. Any loss resulting from taking into account such unamortized premium would generally be treated as a capital loss.

Conversion of Debentures
      If a U.S. holder converts a debenture and we deliver a combination of shares of common stock and cash, the tax treatment to the holder is uncertain. A holder may be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received (other than cash received in lieu of a fractional share or attributable to accrued but unpaid interest). In such case, a holder’s tax basis in the common stock received upon a conversion (including any tax basis allocable to a fractional share but excluding shares of common stock attributable to accrued but unpaid interest) would be equal to such holder’s adjusted tax basis in the debenture at the time of conversion, reduced by any cash received upon a conversion (other than cash received in lieu of a fractional share or attributable to accrued but unpaid interest) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share). Alternatively, the cash payment may be treated as proceeds from a sale of a portion of the debenture, as described below under “— Sale, Exchange, Repurchase, Redemption or Other Taxable Disposition of Debentures.” In such case, a holder’s tax basis in the debenture would be allocated pro rata between the common stock (including any fractional share treated as received but excluding any amounts attributable to accrued but unpaid interest) received and the portion of the debenture that is treated as sold for cash, and a holder would recognize gain or loss on the portion of the debenture treated as sold for cash but would not recognize gain or loss on the portion treated as converted into common stock.
      If cash is received in lieu of a fractional share, the holder will be treated as having received the fractional share and as having immediately sold it for an amount equal to such cash. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. holder’s adjusted tax basis in the debenture that is allocable to the fractional share. The holding period for any common stock received upon a conversion (including any fractional share treated as received but excluding any common stock received that is attributable to accrued but unpaid interest) will include the holding period for the debenture. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion of the debentures.
      If a U.S. holder converts a debenture and we deliver solely cash in satisfaction of our obligation, such cash payment will generally be treated as received from a sale of the debenture by the U.S. holder as described below under “— Sale, Exchange, Repurchase, Redemption or Other Taxable Disposition of Debentures.”
      The amount of cash and the fair market value of any common stock received by the holder that is attributable to accrued but unpaid interest not previously included in income generally will be taxable to the holder as ordinary income. A holder’s tax basis in any such shares of common stock will equal the fair market value of such shares and the holding period will begin on the day following the date of conversion.
      Notwithstanding the foregoing, upon a payment of the make-whole premium in common stock as a result of certain designated events, the tax consequences to the holders of the receipt of such common stock are unclear. In such an instance, a holder could be required to recognize income or gain on the receipt of the make-whole premium. Holders are urged to consult their tax advisors concerning the tax treatment of the make-whole premium.

Adjustment of Conversion Rate
      The conversion rate of the debentures is subject to adjustment under certain circumstances (see “Description of the Debentures — Conversion of Debentures”). Certain adjustments (or the failure to make such adjustments) to the conversion rate of the debentures that increase a U.S. holder’s proportionate interest in our assets or earnings and profits may result in a constructive distribution to the holder, whether or not the holder ever converts the debentures. This could occur, for example, if the conversion rate is adjusted to compensate holders of debentures for distributions of cash or property to our stockholders. Such constructive distribution will be treated as a dividend for tax purposes, resulting in ordinary income to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. As a result, U.S. holders could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a U.S. holder’s tax basis in a debenture will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion rate of the debentures that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders of common stock, taxable as described above. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which have the effect of preventing dilution in the interest of the holders of the debentures, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange, Repurchase, Redemption or Other Taxable Disposition of Debentures
      Except as set forth under “— Conversion of Debentures,” above, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase, redemption or other taxable disposition of a debenture (except to the extent the amount realized is attributable to accrued but unpaid interest not previously included in gross income, which will be taxable as ordinary interest income) and the holder’s adjusted tax basis in such debenture. A holder’s adjusted tax basis in the debenture generally will be the initial purchase price for such debenture (increased by the amount of market discount, if any, previously included in income, and decreased by the amount of any amortized bond premium, if any). In the case of a holder other than a corporation, preferential tax rates may apply to gain recognized on the sale, exchange, repurchase, redemption, or other taxable disposition of a debenture if such holder’s holding period for such debenture exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.
      Notwithstanding the foregoing, upon a payment of the make-whole premium in common stock as a result of certain designated events, the tax consequences to the holder of the receipt of such common stock are unclear. In such an instance, a holder could be required to recognize income or gain on the receipt of the make-whole premium. Holders are urged to consult their tax advisors concerning the tax treatment of the make-whole premium.

Distributions on Common Stock
      The amount of any distribution we make in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles, then as a tax-free return of capital to the extent of a holder’s tax basis in the common stock and thereafter as gain from the sale or other taxable disposition of such common stock as described below. In general, a dividend distribution to a corporate U.S. holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income, and other limitations.
      Dividends received by a non-corporate U.S. holder during taxable years beginning before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer held the stock for more than 60 days during a specified period of time and certain other requirements are met. Under current law, dividends received by a non-corporate taxpayer for taxable years beginning after 2008 will be subject to tax at ordinary income rates.

Sale or Other Taxable Disposition of Common Stock
      Upon the sale or other taxable disposition of common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the holder’s adjusted tax basis in the common stock. In the case of a holder other than a corporation, preferential tax rates may apply to such gain if the holder’s holding period for the common stock exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax
      In general, information reporting requirements will apply to payments of principal and interest on the debentures, payments of dividends on the common stock and payments of the proceeds of the sale or other disposition of the debentures or common stock. A backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s United States federal income tax and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
Taxation of Non-U.S. Holders
      The rules governing United States federal income taxation of a non-U.S. holder are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of United States federal, state and local and foreign tax laws, as well as applicable income tax treaties, with regard to an investment in the securities, including any reporting requirements.

Interest Income
      Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate, or, if applicable, a lower tax rate specified by an income tax treaty. However, interest income earned on a debenture by a non-U.S. holder generally will qualify for the “portfolio interest” exemption and therefore generally will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that (1) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote; (2) the non-U.S. holder is not a controlled foreign corporation for United States federal income tax purposes that is related to us through stock ownership; and (3) either (A) the non-U.S. holder certifies to the payor or the payor’s agent, under penalties of perjury, that it is not a United States person and provides its name, address, and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or (B) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the debentures in such capacity, certifies to the payor or the payor’s agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and furnishes the payor or the payor’s agent with a copy thereof. The applicable United States Treasury regulations also provide alternative methods for satisfying the certification requirements of clause (3), above. If a non-U.S. holder holds the debenture through certain foreign intermediaries or partnerships, such holder and the foreign intermediary or partnership may be required to satisfy certification requirements under applicable United States Treasury regulations.
      Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder generally will be taxed with respect to interest in the same manner as a U.S. holder if the interest is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest income received or accrued by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits” tax at a 30% rate (or, if applicable, at a lower tax rate specified by a treaty). Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-U.S. holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor’s agent.

Adjustment of Conversion Rate
      Certain adjustments in the conversion rate of the debentures may be treated as payment of a taxable dividend to a non-U.S. holder. See “Taxation of U.S. Holders — Adjustment of Conversion Rate” above and “— Dividends” below.

Dividends
      Distributions we make with respect to the common stock that are treated as dividends paid, as described above under “Taxation of U.S. Holders — Distributions on Common Stock,” to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate, or a lower rate provided under an applicable income tax treaty. Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor’s agent. A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy certain certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange, Repurchase, Redemption or Other Disposition of Debentures; Sale or Other Disposition of Common Stock
      Except as set forth under “— Conversion of Debentures” above, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the sale, exchange, repurchase, redemption or other disposition, including conversion or repurchase, of a debenture or the sale or other disposition of common stock unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (A) such holder has a “tax home” in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, or (3) we are or have been a U.S. real property holding corporation for United States federal income tax purposes (“USRPHC”) at any time during the shorter of the five-year period ending on the date of disposition or the period during which the non-U.S. holder held the debentures or common stock.
      Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and have never been, a USRPHC. However, due to our environmental remediation and re-zoning and other development activities on the Sacramento land, we expect the value of that land to appreciate in the future. As a result of these activities, our land holdings may in the future have sufficient value to make us a USRPHC unless the other operating businesses comprise more than half of the total value of the Company. In the event that we become a USRPHC, gain recognized by non-U.S. holders on a disposition of debentures or the common stock received upon conversion of the debentures may be subject to U.S. federal income tax, including any applicable withholding tax. In that case, any tax withheld pursuant to the rules applicable to dispositions of a U.S. real property interest would be creditable against such non-U.S. holder’s U.S. federal income tax liability and might entitle such non-U.S. holder to a refund upon furnishing required information to the Internal Revenue Service. However, U.S. federal income and withholding tax would not apply to a non-U.S. holder who holds, actually or constructively, 5% or less of the debentures or common stock (determined by fair market value), provided that the common stock is regularly traded on an established securities market.
      If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale or other disposition in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a 30% tax on the gain derived from a sale or other disposition, which may be offset by certain United States source capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a disposition of debentures or common stock are urged to consult their tax advisors as to the tax consequences of such sale or other disposition. If a non-U.S. holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding Tax
      We are generally required to backup withhold at a gross rate of 28% on any payments of interest on the debentures or payments of dividends made on the common stock. However, this backup withholding tax will not apply to payments on the debentures or payments of dividends on the common stock to a non-U.S. holder if the statement described in clause (3) of “— Interest Income” above is duly provided by such holder, provided that the payor does not have actual knowledge or reason to know that the holder is a United States person. Information reporting requirements may apply with respect to interest payments on the debentures and dividend payments on the common stock, in which event the amount of interest or dividends paid and tax withheld (if any) with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service.
      Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale or other disposition of debentures or common stock effected outside the United States by a foreign office of a “broker” as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale or other disposition effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to information reporting (but generally not backup withholding), unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale or other disposition to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner of the debentures or common stock provides the statement described in clause (3) of “— Interest Income” and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.
      The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.
VALIDITY OF THE DEBENTURES
      The validity of the debentures and the shares of common stock issuable upon conversion of the debentures will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP (successor to Shaw Pittman LLP), Washington, D.C.

EXPERTS
      The consolidated financial statements of GenCorp Inc. included in GenCorp’s Annual Report (Form 10-K) for the year ended November 30, 2004, and GenCorp Inc. management’s assessment of the effectiveness of internal control over financial reporting as of November 30, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table itemizes the expenses incurred, or to be incurred, by the Registrant in connection with the registration and issuance of the common shares being registered hereunder. As indicated below, all amounts shown are estimates except for the SEC registration fee.

Registration Fee — Securities and Exchange Commission	$17,232
Printing and Engraving Expenses	5,000
Accounting Fees and Expenses	40,000
Legal Fees and Expenses	25,000
Miscellaneous (including listing fees)	5,000

Total	$92,232

Item 15.	Indemnification of Directors and Officers

Applicable Laws of Ohio
      Section 1701.13(E) of the Ohio General Corporation Law authorizes a corporation under certain circumstances to indemnify any director, trustee, officer, employee or agent in respect of expenses and other costs reasonably incurred by him in connection with any action, suit or proceeding to which he is made a party or threatened to be made a party by reason of the fact that he was a director, trustee, officer, employee or agent of the corporation. In general, indemnification is permissible only if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In respect of any action by or in right of the corporation, indemnification is not permitted if the person is adjudged liable for negligence or misconduct in the performance of his duty to the corporation unless authorized by a court. To the extent that a director, trustee, officer, employee or agent has been successful in the defense of any such action, suit or proceeding, he is entitled to be indemnified against his reasonable expenses incurred in connection therewith by Section 1701.13(E)(3) of the Ohio General Corporation Law.

Code of Regulations
      Article Two, Section 10 of the Code of Regulations of GenCorp Inc. concerns indemnification of the company’s directors and officers and provides as follows:

The Corporation shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member of the Board of Directors or an officer, employee, member, manager or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, limited liability company, or a partnership, joint venture, trust or other enterprise. The Corporation shall pay, to the full extent then required by law, expenses, including attorney’s fees, incurred by a member of the Board of Directors in defending any such action, suit or proceeding as they are incurred, in advance of the final disposition thereof, and may pay, in the same manner and to the full extent then permitted by law, such expenses incurred by any other person. The indemnification and payment of expenses provided hereby shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under any law, the Articles of Incorporation, any agreement, vote of shareholders or disinterested members of the Board of Directors, or otherwise, both as to action in official capacities and as to action in another capacity while he or she is a member of the Board of Directors, or an officer, employee or agent of the Corporation, and shall continue as to a person who has ceased to be a member of the Board of Directors, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The Corporation may, to the full extent then permitted by law and authorized by the Board of Directors, purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, on behalf of or for any persons described in the preceding paragraph against any liability asserted against and incurred by any such person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such liability. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

The Corporation, upon approval by the Board of Directors, may enter into agreements with any persons whom the Corporation may indemnify under this Code of Regulations or under law and undertake thereby to indemnify such persons and to pay the expenses incurred by them in defending any action, suit or proceeding against them, whether or not the Corporation would have the power under law or this Code of Regulations to indemnify any such person.

Contracts
      GenCorp Inc. maintains and pays the premiums on contracts insuring the directors and officers of the company and its subsidiaries (subject to the policy’s terms, conditions and exclusions) for liability that the directors and officers, or the company or its subsidiaries (in certain situations), may incur in performing their directorship or officership duties. The insurance contract provides coverage for loss, including defense expense, even in the absence of indemnity by the corporation to the individual director or officer.
      GenCorp Inc. has entered into indemnification agreements with all of its directors and executive officers to indemnify them against certain liabilities and expenses, including legal fees, that they may incur by reason of their relationship to the company. In general, the company is required to indemnify an individual who is a director or an officer for such liabilities and expenses unless (i) if the person is a director, it is proved by clear and convincing evidence that his or her action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the company or undertaken with reckless disregard for the best interests of the company, subject to certain exceptions, or (ii) if the person is an executive officer only, he or she did not act in good faith or in a manner that he or she reasonably believed to be in or not opposed to the best interests of the company, subject to certain exceptions. In addition, each director and officer is to be indemnified against any amount that he or she becomes obligated to pay relating to or arising out of any claim made against him or her because of any act or failure to act or neglect or breach of duty that he or she commits or permits while acting as a director or officer of the company, subject to certain exceptions. In respect of any criminal proceeding, the company is required to indemnify each director and officer if such person had no reasonable cause to believe his or her conduct was unlawful. Each director and officer will also be indemnified for expenses actually and reasonably incurred by him or her to the extent that such individual is successful on the merits in any action.

Item 16.	Exhibits

Number	Description

2.1	Asset Purchase Agreement by and between Aerojet-General Corporation and Northrop Grumman Systems Corporation dated April 19, 2001 (filed as Exhibit 2.1 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)**

2.2	Amendment No. 1 to Asset Purchase Agreement by and between Aerojet-General Corporation and Northrop Grumman Systems Corporation dated September 19, 2001 (filed as Exhibit 2.2 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)**

2.3	Amendment No. 2 to Asset Purchase Agreement by and between Aerojet-General Corporation and Northrop Grumman Systems Corporation dated October 19, 2001 (filed as Exhibit 2.3 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)**

Number	Description

2.4	Amended and Restated Environmental Agreement by and among Aerojet-General Corporation and Northrop Grumman Systems Corporation dated October 19, 2001 (filed as Exhibit 2.4 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)

2.5	Guaranty Agreement by GenCorp Inc. for the Benefit of Northrop Grumman Systems Corporation (filed as Exhibit 2.5 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)

2.6	Purchase Agreement dated May 2, 2003 between Atlantic Research Corporation and Aerojet-General Corporation (filed as Exhibit 10.1 to GenCorp Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003 (File No. 1-1520) and incorporated herein by reference)**

2.7	First Amendment to Purchase Agreement dated August 29, 2003 between Aerojet-General Corporation and Atlantic Research Corporation (filed as Exhibit 2.2 to GenCorp Inc.’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)**

2.8	Second Amendment to Purchase Agreement dated September 30, 2003 between Aerojet-General Corporation and Atlantic Research Corporation (filed as Exhibit 2.2 to GenCorp Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2003 (File No. 1-1520) and incorporated herein by reference)**

2.9	Third Amendment to Purchase Agreement dated October 16, 2003 between Aerojet-General Corporation and Atlantic Research Corporation (filed as Exhibit 2.4 to GenCorp Inc.’s Amendment No. 1 to Form S-4 Registration Statement dated December 15, 2003 (File No. 333-109518) and incorporated herein by reference)**

2.10	Stock and Asset Purchase Agreement by and between GDX Holdings LLC and GenCorp Inc. dated July 16, 2004 (filed as Exhibit 2.1 to GenCorp Inc.’s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference)**

2.11	First Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of August 31, 2004 (filed as Exhibit 2.2 to GenCorp Inc.’s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference)**

2.12	Second Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of October 14, 2004 (filed as Exhibit 2.3 to GenCorp Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2004 (File No. 1-1520), as amended, and incorporated herein by reference)

2.13	Purchase Agreement, dated as of July 12, 2005, by and among Aerojet Fine Chemicals LLC, Aerojet-General Corporation and American Pacific Corporation (filed as Exhibit 2.1 to GenCorp Inc.’s Current Report on Form 8-K dated July 12, 2005 (File No. 1-1520) and incorporated herein by reference)**

4.1	Amended and Restated Rights Agreement (with exhibits) dated as of December 7, 1987 between GenCorp Inc. and Morgan Shareholder Services Trust Company, as Rights Agent (filed as Exhibit D to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 1987 (File No. 1- 1520) and incorporated herein by reference)

4.2	Amendment to Rights Agreement among GenCorp Inc., The First Chicago Trust Company of New York, as resigning Rights Agent, and The Bank of New York, as successor Rights Agent, dated August 21, 1995 (filed as Exhibit A to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 1995 (File No. 1-1520) and incorporated herein by reference)

4.3	Amendment to Rights Agreement between GenCorp Inc. and The Bank of New York, as successor Rights Agent, dated as of January 20, 1997 (filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated January 20, 1997 (File No. 1-1520) and incorporated herein by reference)

4.4	Indenture dated April 5, 2002 between GenCorp and The Bank of New York, as trustee, relating to GenCorp’s 5 3/4% Convertible Subordinated Notes due 2007 (filed as Exhibit 4.4 to GenCorp Inc.’s Form S-3 Registration Statement dated June 4, 2002 (File No. 333-89796) and incorporated herein by reference)

4.5	Form of 5 3/4% Convertible Subordinated Notes (included in Exhibit 4.4) (filed as Exhibit 4.6 to GenCorp Inc.’s Form S-3 Registration Statement dated June 4, 2002 (File No. 333-89796) and incorporated herein by reference)

Number		Description

4.6		Indenture, dated as of August 11, 2003, between GenCorp Inc., the Guarantors named therein and The Bank of New York, as trustee (filed as Exhibit 4.1 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)

4.7		Registration Rights Agreement, dated as of August 11, 2003, among GenCorp the Guarantors named therein and the Initial Purchasers named therein (filed as Exhibit 4.2 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)

4.8		Form of Initial 9 1/2% Senior Subordinated Notes (included in Exhibit 4.6) (filed as Exhibit 4.4 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)

4.9		Form of 9 1/2% Senior Subordinated Notes (included in Exhibit 4.6) (filed as Exhibit 4.4 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File no. 333-109518) and incorporated herein by reference)

4.10		First Supplemental Indenture dated as of October 29, 2004 to the Indenture between GenCorp Inc. and The Bank of New York, as trustee relating to GenCorp Inc.’s 9 1/2% Senior Subordinated Notes due 2013 (filed as Exhibit 10.1 to GenCorp Inc.’s Current Report on Form 8-K dated November 1, 2004 (File No. 1-1520) and incorporated herein by reference)

4.11		Indenture dated January 16, 2004 between GenCorp Inc. and The Bank of New York, as trustee relating to GenCorp’s 4% Contingent Convertible Subordinated Notes due 2024 (filed as Exhibit 4.11 to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1- 1520) and incorporated herein by reference)

4.12		Registration Rights Agreement dated January 16, 2004 by and among GenCorp Inc., Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, Scotia Capital (USA) Inc., BNY Capital Markets, Inc., NatCity Investments, Inc. and Wells Fargo Securities, LLC (filed as Exhibit 4.12 to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and incorporated herein by reference)

4.13		Form of 4% Contingent Convertible Subordinated Notes (included in Exhibit 4.4) (filed as Exhibit 4.13 to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and incorporated herein by reference)

4.14		Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2 1/4% Convertible Subordinated Debentures due 2024 (filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference)

4.15		Registration Rights Agreement, dated as of November 23, 2004, by and between GenCorp Inc. and Wachovia Capital Markets, LLC, as representative for the several initial purchasers of the 2 1/4% Convertible Subordinated Debentures due 2024 (filed as Exhibit 4.14 to GenCorp’s Form S-3 Registration Statement dated January 11, 2005 (File No. 333-121948) and incorporated herein by reference)

4.16		Form of 2 1/4% Convertible Subordinated Debenture (included in Exhibit 4.14) (filed as Exhibit 4.02 to GenCorp Inc.’s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference)

5	.1***	Opinion of Shaw Pittman LLP regarding the validity of the offered securities being registered

8	.1***	Opinion of Shaw Pittman LLP regarding certain federal income tax matters

12	.1*	Computation of Ratio of Earnings to Fixed Charges

23	.1*	Consent of Independent Registered Public Accounting Firm

23	.2***	Consent of Shaw Pittman LLP (included as part of Exhibits 5.1 and 8.1)

24	.1***	Powers of Attorney

25	.1***	Form of T-1 Statement of Eligibility of the Trustee under the Indenture

*	Included with this filing.

**	Schedules and exhibits to this exhibit have been omitted, but will be furnished to the Securities and Exchange Commission upon request.

***	Previously filed.

Item 17.	Undertakings.
      (a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any acts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the undersigned registrant(s) pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the respective registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cordova, in the State of California, on July 29, 2005.

GENCORP INC.

By:	/s/ TERRY L. HALL

Terry L. Hall
Chairman of the Board, President and
Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated.

Signature		Title	Date

/s/ TERRY L. HALL Terry L. Hall		Chairman of the Board, President, Chief Executive Officer and Director (principal executive officer)	July 29, 2005

/s/ YASMIN R. SEYAL Yasmin R. Seyal		Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	July 29, 2005

* J. Robert Anderson		Director	July 29, 2005

* Charles F. Bolden, Jr.		Director	July 29, 2005

* J. Gary Cooper		Director	July 29, 2005

* James J. Didion		Director	July 29, 2005

* William K. Hall		Director	July 29, 2005

* James M. Osterhoff		Director	July 29, 2005

* Steven G. Rothmeier		Director	July 29, 2005

* Dr. Sheila E. Widnall		Director	July 29, 2005

*By:	/s/ YASMIN R. SEYAL Yasmin R. Seyal Attorney-in-Fact

EXHIBIT INDEX

Number	Description

2.1	Asset Purchase Agreement by and between Aerojet-General Corporation and Northrop Grumman Systems Corporation dated April 19, 2001 (filed as Exhibit 2.1 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)**

2.2	Amendment No. 1 to Asset Purchase Agreement by and between Aerojet-General Corporation and Northrop Grumman Systems Corporation dated September 19, 2001 (filed as Exhibit 2.2 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)**

2.3	Amendment No. 2 to Asset Purchase Agreement by and between Aerojet-General Corporation and Northrop Grumman Systems Corporation dated October 19, 2001 (filed as Exhibit 2.3 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)**

2.4	Amended and Restated Environmental Agreement by and among Aerojet-General Corporation and Northrop Grumman Systems Corporation dated October 19, 2001 (filed as Exhibit 2.4 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)

2.5	Guaranty Agreement by GenCorp Inc. for the Benefit of Northrop Grumman Systems Corporation (filed as Exhibit 2.5 to GenCorp Inc.’s Current Report on Form 8-K dated November 5, 2001 (File No. 1-1520) and incorporated herein by reference)

2.6	Purchase Agreement dated May 2, 2003 between Atlantic Research Corporation and Aerojet-General Corporation (filed as Exhibit 10.1 to GenCorp Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003 (File No. 1-1520) and incorporated herein by reference)**

2.7	First Amendment to Purchase Agreement dated August 29, 2003 between Aerojet-General Corporation and Atlantic Research Corporation (filed as Exhibit 2.2 to GenCorp Inc.’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)**

2.8	Second Amendment to Purchase Agreement dated September 30, 2003 between Aerojet-General Corporation and Atlantic Research Corporation (filed as Exhibit 2.2 to GenCorp Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2003 (File No. 1-1520) and incorporated herein by reference)**

2.9	Third Amendment to Purchase Agreement dated October 16, 2003 between Aerojet-General Corporation and Atlantic Research Corporation (filed as Exhibit 2.4 to GenCorp Inc.’s Amendment No. 1 to Form S-4 Registration Statement dated December 15, 2003 (File No. 333-109518) and incorporated herein by reference)**

2.10	Stock and Asset Purchase Agreement by and between GDX Holdings LLC and GenCorp Inc. dated July 16, 2004 (filed as Exhibit 2.1 to GenCorp Inc.’s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference)**

2.11	First Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of August 31, 2004 (filed as Exhibit 2.2 to GenCorp Inc.’s Current Report on Form 8-K dated September 7, 2004 (File No. 1-1520) and incorporated herein by reference)**

2.12	Second Amendment to Stock and Asset Purchase Agreement by and between GenCorp Inc. and GDX Holdings LLC dated as of October 14, 2004 (filed as Exhibit 2.3 to GenCorp Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2004 (File No. 1-1520), as amended, and incorporated herein by reference)

2.13	Purchase Agreement, dated as of July 12, 2005, by and among Aerojet Fine Chemicals LLC, Aerojet-General Corporation and American Pacific Corporation (filed as Exhibit 2.1 to GenCorp Inc.’s Current Report on Form 8-K dated July 12, 2005 (File No. 1-1520) and incorporated herein by reference)**

Number	Description

4.1	Amended and Restated Rights Agreement (with exhibits) dated as of December 7, 1987 between GenCorp Inc. and Morgan Shareholder Services Trust Company, as Rights Agent (filed as Exhibit D to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 1987 (File No. 1- 1520) and incorporated herein by reference)

4.2	Amendment to Rights Agreement among GenCorp Inc., The First Chicago Trust Company of New York, as resigning Rights Agent, and The Bank of New York, as successor Rights Agent, dated August 21, 1995 (filed as Exhibit A to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 1995 (File No. 1-1520) and incorporated herein by reference)

4.3	Amendment to Rights Agreement between GenCorp Inc. and The Bank of New York, as successor Rights Agent, dated as of January 20, 1997 (filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated January 20, 1997 (File No. 1-1520) and incorporated herein by reference)

4.4	Indenture dated April 5, 2002 between GenCorp and The Bank of New York, as trustee, relating to GenCorp’s 5 3/4% Convertible Subordinated Notes due 2007 (filed as Exhibit 4.4 to GenCorp Inc.’s Form S-3 Registration Statement dated June 4, 2002 (File No. 333-89796) and incorporated herein by reference)

4.5	Form of 5 3/4% Convertible Subordinated Notes (included in Exhibit 4.4) (filed as Exhibit 4.6 to GenCorp Inc.’s Form S-3 Registration Statement dated June 4, 2002 (File No. 333-89796) and incorporated herein by reference)

4.6	Indenture, dated as of August 11, 2003, between GenCorp Inc., the Guarantors named therein and The Bank of New York, as trustee (filed as Exhibit 4.1 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)

4.7	Registration Rights Agreement, dated as of August 11, 2003, among GenCorp the Guarantors named therein and the Initial Purchasers named therein (filed as Exhibit 4.2 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)

4.8	Form of Initial 9 1/2% Senior Subordinated Notes (included in Exhibit 4.6) (filed as Exhibit 4.4 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File No. 333-109518) and incorporated herein by reference)

4.9	Form of 9 1/2% Senior Subordinated Notes (included in Exhibit 4.6) (filed as Exhibit 4.4 to GenCorp’s Form S-4 Registration Statement dated October 6, 2003 (File no. 333-109518) and incorporated herein by reference)

4.10	First Supplemental Indenture dated as of October 29, 2004 to the Indenture between GenCorp Inc. and The Bank of New York, as trustee relating to GenCorp Inc.’s 9 1/2% Senior Subordinated Notes due 2013 (filed as Exhibit 10.1 to GenCorp Inc.’s Current Report on Form 8-K dated November 1, 2004 (File No. 1-1520) and incorporated herein by reference)

4.11	Indenture dated January 16, 2004 between GenCorp Inc. and The Bank of New York, as trustee relating to GenCorp’s 4% Contingent Convertible Subordinated Notes due 2024 (filed as Exhibit 4.11 to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1- 1520) and incorporated herein by reference)

4.12	Registration Rights Agreement dated January 16, 2004 by and among GenCorp Inc., Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, Scotia Capital (USA) Inc., BNY Capital Markets, Inc., NatCity Investments, Inc. and Wells Fargo Securities, LLC (filed as Exhibit 4.12 to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and incorporated herein by reference)

4.13	Form of 4% Contingent Convertible Subordinated Notes (included in Exhibit 4.4) (filed as Exhibit 4.13 to GenCorp Inc.’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 (File No. 1-1520) and incorporated herein by reference)

4.14	Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2 1/4% Convertible Subordinated Debentures due 2024 (filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference)

Number		Description

4.15		Registration Rights Agreement, dated as of November 23, 2004, by and between GenCorp Inc. and Wachovia Capital Markets, LLC, as representative for the several initial purchasers of the 2 1/4% Convertible Subordinated Debentures due 2024 (filed as Exhibit 4.14 to GenCorp’s Form S-3 Registration Statement dated January 11, 2005 (File No. 333-121948) and incorporated herein by reference)

4.16		Form of 2 1/4% Convertible Subordinated Debenture (included in Exhibit 4.14) (filed as Exhibit 4.02 to GenCorp Inc.’s Current Report on Form 8-K dated November 23, 2004 (File No. 1-1520), as amended, and incorporated herein by reference)

5	.1***	Opinion of Shaw Pittman LLP regarding the validity of the offered securities being registered

8	.1***	Opinion of Shaw Pittman LLP regarding certain federal income tax matters

12	.1*	Computation of Ratio of Earnings to Fixed Charges

23	.1*	Consent of Independent Registered Public Accounting Firm

23	.2***	Consent of Shaw Pittman LLP (included as part of Exhibits 5.1 and 8.1)
24	.1***	Powers of Attorney

25	.1***	Form of T-1 Statement of Eligibility of the Trustee under the Indenture

*	Included with this filing.

**	Schedules and exhibits to this exhibit have been omitted, but will be furnished to the Securities and Exchange Commission upon request.

***	Previously filed.